                                                      FILED PURSUANT TO
                                                      RULE 424 (B) (3)
                                                      REGISTRATION NO: 33-39816


                             DATED MAY 3, 2001

PROSPECTUS

                               CYTRX CORPORATION
                           Up to 6,262,047 Shares of
                                 Common Stock

     Using this prospectus, Majorlink Holdings Limited and Ladenburg Thalman & Co., Inc. may sell these shares.



     Our common stock is listed on The Nasdaq National Market under the symbol "CYTR."

     Majorlink Holdings Limited is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.

                            ______________________

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 3.

                            ______________________


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ______________________


                The date of this Prospectus is May 3, 2001

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary.....................................................       2
The Offering...........................................................       3
Risk Factors...........................................................       3
Dilution...............................................................       7
Use of Proceeds........................................................       7
Dividend Policy........................................................       7
Capitalization.........................................................       8
Price Range of Common Stock............................................       9
Selected Consolidated Financial Data...................................      10
Management's Discussion and Analysis of Financial Condition and
   Results of Operations...............................................      11
Business...............................................................      14
Management.............................................................      21
Principal Stockholders.................................................      28
Description of Capital Stock...........................................      29
Private Equity Line of Credit Agreement................................      31
Selling Stockholders...................................................      34
Plan of Distribution...................................................      35
Legal Matters..........................................................      37
Experts................................................................      37
Additional Information.................................................      38

                            ______________________

                                    SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, carefully before making an investment decision.


                               CYTRX CORPORATION

     We were founded in 1985 and we are engaged in the development and commercialization of pharmaceutical products. Our current research and development focus is on CRL-5861 (FLOCOR), an intravenous agent for treatment of sickle cell disease and other disorders affecting the vascular system, and TransFect, a delivery technology for DNA-based vaccines. Our principal executive offices are located at 154 Technology Parkway Suite 200, Norcross, Georgia 30092, telephone number: (770) 368-9500.

                                 THE OFFERING

     We signed a private equity line of credit agreement with Majorlink Holdings Limited dated April 26, 2000, and supplemented November 28, 2000, for the future issuance and purchase of shares of our common stock. The private equity line of credit agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility. In general, the drawdown facility operates like this: the investor, Majorlink Holdings Limited, has committed up to a maximum of $5 million to purchase shares of our common stock over a thirty (30) month period. Majorlink's obligation to purchase the shares of our common stock is subject to the satisfaction of the conditions included in "Necessary Conditions Before Majorlink will Purchase our Shares" on page 33 of this prospectus. Once every sixteen (16) trading days, we may request a draw, the amount of which is subject to a formula based on a percentage of the weighted average common stock price for the three (3) months prior to the request multiplied by the total trading volume for the same three (3) month period. At the end of a ten (10) day trading period following the drawdown request, we will calculate the number of shares we will issue to Majorlink in return for the money requested, based on the formula in the private equity line of credit agreement.

     Majorlink will receive a ten percent (10%) discount to the average of the nine (9) lowest daily volume weighted average prices of our common stock over the fifteen (15) trading days beginning nine (9) trading days before the drawdown request and ending five (5) trading days after the drawdown request. We will receive the amount of the drawdown less an escrow agent fee of $750 and a seven percent (7%) cash placement fee payable to the placement agent, Ladenburg Thalmann & Co., Inc., which introduced Majorlink to us. Ladenburg Thalmann is not obligated to purchase any of our shares, but as an additional placement fee, we have issued to Ladenburg Thalmann warrants to purchase 101,803 shares of our common stock at an exercise price of $3.438. We also issued to Majorlink warrants to purchase 150,000 shares of our common stock at an exercise price of $2.25, in lieu of a minimum drawdown commitment. The common stock issuable upon exercise of those warrants is included in the registration statement of which this prospectus is a part.


                                  RISK FACTORS

     You should carefully consider the following risks before deciding to purchase shares of our common stock. If any of the following risks actually occur, the trading price of our common stock could decline, and you could lose all or part of your investment. You should also refer to the other information in this prospectus and the information incorporated into this registration statement by reference, including our financial statements and the related notes.

We May Not Be Able to Obtain Adequate Funds to Continue Product Testing and Research and Development, Which Will Severely Reduce or Terminate Our Operations and Could Negatively Impact Our Future Profitability and Growth


     On December 31, 2000, we had approximately $3.8 million in cash and cash equivalents and working capital of $2.6 million.

     Our products are governed by extensive U.S. regulation and foreign regulation in other countries where we test and intend to market our current and future products. Approval of a product can take several years and requires substantial capital resources. We do not currently have adequate funds to conduct the required testing and data collection necessary for the FDA to approve FLOCOR or any of our other products. As a result, we must either severely reduce or terminate testing and research and development activities, or obtain additional financing from third parties to fund the required testing.

     If we elect to attempt to obtain additional financing, we may be unable to obtain funds from any third party on terms that we believe are acceptable. Our inability to obtain additional financing would require us to severely reduce or terminate testing and research and development activities and could result in the termination of our operations.

     We do not currently have enough funds to complete the required testing and data collections necessary to obtain regulatory approval of FLOCOR or any of our other products currently under development or to manufacture, market, and distribute any products that may obtain FDA approval. Our need for capital has greatly increased due to additional FDA-required testing of FLOCOR. Delays in regulatory approval will cause substantial unanticipated costs.

     We need to raise additional funds through equity or debt financing, or a combination of both. We may be unable to obtain any financing or financing on acceptable terms. Any financing may be on terms that dilute our stockholders.
A lack of financing would require us to severely reduce or terminate testing and research and development activities and could result in the termination of our operations.

We Have No Significant Source of Revenue From Our Operations and If We Are Unable to Generate Revenues From Our Operations We May Have to Depend on Third Parties to Raise Funds


     We currently have no significant source of operating revenue. Our total revenues for 2000 were approximately $3.3 million. Approximately 86% of our 2000 revenues, or $2,877,000, came from non-operating sources such as license fees, interest income, grants from government agencies and subleases. Approximately 14% of our 2000 revenues, or $451,000, came from selling our services (Spectrum Recruitment Research).

     If the FDA does not approve, for commercial sale, FLOCOR or one of our other products, we may not be able to generate significant revenues for an extended period of time. Lack of revenues adequate to satisfy our operating needs will cause us to depend on equity or debt financing, or a combination of both.

     Because the maximum amount of any drawdown request is subject to a formula based on a percentage of the weighted average common stock price for the three
(3) months prior to the request multiplied by the total trading volume for the same three (3) month period, a decline in the trading volume and/or price of our common stock may reduce the amount we can draw down under the private equity line of credit agreement. In addition, business and economic conditions may not make it feasible to draw down under the private equity line of credit agreement at every opportunity, and drawdowns are available only every 16 trading days. We may need to raise additional capital to fund more rapid expansion, to develop new and enhance existing services to respond to competitive pressures, and/or to acquire complementary businesses or technologies. Majorlink may also decline to purchase shares under a draw request under the private equity line of credit agreement if the conditions included in "Necessary Conditions Before Majorlink will Purchase our Shares" are not met.

     Our placement agreement with Ladenburg Thalman Co. Inc. restricts us from raising investment capital during the term of the placement agreement except through Ladenburg. If we need capital but are unable to drawdown under the private equity line of credit agreement for any reason, we will need to separately negotiate with Ladenburg and Majorlink to lift those restrictions so we can obtain the capital from other sources.

     We may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, we may not be able to effectively execute our business plan.

We Have Operated at a Loss For Over Five Years and Will Likely Continue to Operate at a Loss For Some Time

     We incurred significant net losses for each of the last five years. Since our inception, we have primarily conducted research and development of our products. The costs of our research and development and our lack of operating revenues has resulted in our net losses.

     We will probably incur losses until one or more of our products is approved by the FDA and that product has achieved significant sales volume. The activities required for the FDA review process of a new pharmaceutical are extremely costly and usually take several years. We may never obtain FDA approval of any of our products currently under development.

The Nasdaq National Market May Delist Our Common Stock and If We Are Delisted There May Not Be an Active Trading Market for Our Common Stock

     Our ability to remain listed on the Nasdaq National Market will depend on our ability to satisfy applicable Nasdaq criteria including our ability to maintain at least $4 million in "net tangible assets" (defined as Total Assets minus Total Liabilities minus Goodwill minus Redeemable Securities) and maintaining a minimum bid price of $1.00. Our net tangible assets and minimum bid price have recently been near or below the minimum threshold for these tests, and if we are unable to continue to satisfy these criteria, Nasdaq may begin procedures to remove our common stock from the Nasdaq National Market. If we are delisted from the Nasdaq National Market, an active trading market for our common stock may no longer exist.


We May Be Unable to Successfully Develop or Commercialize Our Products, Which Would Severely Reduce or Terminate Our Operations

     Our continued operations substantially depend on our ability to successfully develop and commercialize our products.

     In a Phase III clinical study, a drug is tested in a large patient population to provide a thorough understanding of the drug's effectiveness, benefits and the range of possible side effects. A Phase III study must be successfully completed before a company can request FDA approval for marketing the drug.

     In December 1999, we reported results from our Phase III clinical study of FLOCOR for treatment of sickle cell disease patients experiencing an acute vaso-occlusive crisis (a blockage of blood flow caused by deformed, or "sickled" red blood cells). Overall, the study did not achieve the statistical target for its primary objective, which was to decrease the length of vaso-occlusive crisis for the study population as a whole. To collect adequate information for FDA approval, we will need to conduct additional clinical studies, which we will not begin unless we are able to raise additional funds.

     Even if we are able to obtain FDA approval of one or more of our products, we may not have adequate financial or other resources, or expertise to commercialize, market and distribute those products successfully. If we do not have adequate resources or the expertise to commercialize our products successfully, we may rely on third parties to provide financial or other resources to help us commercialize those products or we may have such third parties market and distribute our products for us. In order to enter into any such arrangements with a third party, we may have to give up some or all of our rights to some of our products. We may be unable to find a third party willing to provide us with resources or to market and distribute our products. Even if we find a willing third party, we may not be able to reach an agreement on terms that we believe are acceptable.

We Depend on a Limited Number of Suppliers For an Adequate Supply of Materials, Which May Negatively Affect Our Ability to Manufacture Our Products

     We require three suppliers of materials or services to manufacture FLOCOR. These consist of a supplier of poloxamer 188, which is the raw material used to manufacture FLOCOR (the raw drug substance), a manufacturer who can refine the raw drug substance to our specifications (the purified drug substance), and a manufacturer who can mix the purified drug substance with other inactive ingredients in a sterile environment to produce the final dosage form of FLOCOR. Our inability to maintain relationships with those suppliers could result in lengthy delays in the FDA and other regulatory agencies approval processes, causing us to incur substantial unanticipated costs or our inability to produce, market and distribute our product.

     We have not entered into an agreement with any supplier for the raw drug substance because we believe that it is widely available. In August 1999, we entered into a long-term commercial supply contract with Organichem Corp. of Rensselaer, New York to obtain the purified drug substance. We have also entered into an agreement with the Hospital Products Division of Abbott Laboratories for the manufacture of our finished drug product. If we are unable to maintain those relationships on terms acceptable to us or to replace such suppliers if they fail to adequately perform, we will experience delays in clinical trials or commercialization of our products.

We May Incur Substantial Costs and Liability From Product Liability Claims

     If any of our products are alleged defective, they may expose us to claims for personal injury. Even if the commercialization of one or more of our products is approved by the FDA, users may claim that such product caused unintended adverse effects. We currently carry product liability insurance covering the use of our products in human clinical trials and may extend that coverage to third parties who collaborate with us on the development of our products. However, if someone asserts a claim against us and the amount of such claim exceeds our policy limits or is not covered by our policy, such successful claim may exceed our financial resources and cause us to discontinue operations. Even if claims asserted against us are unsuccessful, they may divert management's attention from our operations and we may have to incur substantial costs to defend such claims.

We May Experience Volatility in Our Stock Price, Which May Negatively Impact Your Investment


     The market price of our common stock has experienced significant volatility in the past and may continue to experience significant volatility from time to time. Our stock price has ranged from $.47 to $13.50 over the past five years. Factors such as the following may affect such volatility:

 .  our quarterly operating results;

 . announcements of regulatory developments or technological innovations by us or our competitors;

 .  government regulation of drug pricing;

 .  developments in patent or other technology ownership rights; and

 .  public concern regarding the safety of our products.

     Other factors which may affect our stock price are general changes in the economy, financial markets or the pharmaceutical or biotechnology industries.


We will have broad discretion in the use of the proceeds from the sale of our common stock under the private equity line of credit agreement, and any failure to apply the proceeds effectively could negatively affect our business prospects.

     We expect to use the net proceeds from the draw downs under the private equity line of credit agreement with Majorlink Holdings for general corporate purposes. We will have significant flexibility in applying the net proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds. If we fail to apply the net proceeds effectively, our business could be negatively affected.

Our stock price may be negatively affected and you will experience dilution if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement.

     We may raise funds by issuing shares of our common stock under the private equity line of credit agreement. According to the private equity line of credit agreement, any shares of our common stock we sell to Majorlink, the investor, will be at 90% of the average market price over the nine lowest days of a fifteen-day valuation period. This discount to Majorlink may place downward pressure on our stock price and will dilute your ownership of our common stock. Additionally, a decrease in our stock price could damage our capital structure and make it difficult or impossible to raise additional financing (See Risk Factor "We May Not Be Able to Obtain Adequate Funds to Continue Product
Testing and Research and Development, Which Will Severely Reduce or Terminate Our Operations and Could Negatively Impact Our Future Profitability and
Growth"

Our stock price may be negatively affected if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement and if our stock price is negatively affected, the Nasdaq National Market may delist our common stock.

     If we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement, our stock price may be negatively affected (see Risk Factor "Our stock price may be negatively affected and you will experience dilution if we raise additional funds by issuing shares of our common stock under the Private Equity Line of Credit Agreement"). If our stock price is negatively affected, the Nasdaq National Market may delist our common stock (See Risk Factor "The Nasdaq National Market may delist our common stock and if we are delisted there may not be an active trading market for our common stock").

Our Anti-Takeover Provisions May Limit Stockholder Value

     We have a shareholder rights plan and provisions in our bylaws that may discourage or prevent a person or group from acquiring us without our board of directors' approval. The intent of the shareholder rights plan and our bylaw provisions is to protect our shareholders' interests by encouraging anyone seeking control of our Company to negotiate with our Board of Directors.

     We have a classified board of directors, which requires that at least two stockholder meetings, instead of one, will be required to effect a change in the majority control of our board of directors. This provision applies to every election of directors, not just an election occurring after a change in control. The classification of our board increases the amount of time it takes to change majority control of our board of directors and may cause our potential purchasers to lose interest in the potential purchase of us, regardless of whether our purchase would be beneficial to us and our stockholders.

     Our bylaws provide that directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock then entitled to vote at an election of directors. This provision prevents stockholders from removing any incumbent director without cause.

     Our bylaws also provide that a stockholder must give us at least 120 days notice of a proposal or director nomination that such stockholder desires to present at any annual meeting or special meeting of stockholders. Such provision prevents a stockholder from making a proposal or director nomination at a stockholder meeting without us having advance notice of that proposal or director nomination. This could make a change in control more difficult by providing our directors with more time to prepare an opposition to a proposed change in control.

                                   DILUTION

     The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.


     The net tangible book value of our common stock at December 31, 2000 was $5,618,814, or approximately $0.56 per share. Assuming that -

  - we issued on December 31, 2000 a total of 5,555,556 shares to Majorlink under the private equity line of credit agreement at $0.90 per share, which is 90% of the closing price of our common stock on April 4, 2001 and reflects Majorlink's 10% discount, and

  - on December 31, 2000, you purchased shares under this prospectus for $1.00, which is the closing price for our common stock on April 4, 2001,

our pro forma net tangible book value as of December 31, 2000 would have been $10,168,814 or $0.65 per share. This would represent an immediate increase in the pro forma net tangible book value of $0.09 per share to existing shareholders on December 31, 2000 and would represent immediate dilution to you of approximately $0.35 per share. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares and the actual prices at which we issue shares to Majorlink under the private equity line of credit agreement.


Forward-Looking Statements
--------------------------

     This registration statement and other statements issued or made from time to time by us or our representatives contain statements which may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. Those statements include statements regarding our intent, belief or current expectations and those of members of our management team, as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by Majorlink Holdings Limited that it has obtained under the private equity line of credit agreement described in this prospectus. However, we will receive the sale price, less an escrow agent fee of $750 and a seven percent (7%) cash placement fee, of any common stock we sell to Majorlink Holdings Limited under the private equity line of credit agreement and upon the exercise for cash of warrants held by Majorlink Holdings Limited and Ladenburg Thalmann. We expect to use the proceeds of any such sales for general working capital purposes.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors.

                                CAPITALIZATION

     The following table sets forth our capitalization at December 31, 2000:
(1) on a historical basis and (2) as adjusted to give effect to the sale of an assumed 5,555,556 shares of common stock which may be offered by Majorlink Holdings Limited in this offering and the application of the net proceeds we may receive for our shares from Majorlink under the private equity line of credit agreement. The 5,555,556 shares assumes that $5,000,000 is raised at a per common stock share price of $0.90 (the market price of the common stock as of April 4, 2001, $1.00, less Majorlink's 10% discount per the private equity line of credit agreement). The actual change in common stock and additional paid in capital will depend on the actual amount raised and the market price of our common stock at that time. In addition, we will pay Ladenburg Thalmann a placement fee of seven percent (7%) of the draw See "Use of Proceeds." This table should be read in conjunction with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial data appearing elsewhere in this prospectus.

                                                                               Actual             As Adjusted
                                                                            -------------       ---------------
Shareholders' equity:
 Common stock, $.001 par value, 50,000,000 shares
   authorized: 10,734,012* shares issued
   (actual), 16,289,568 shares issued (as adjusted)......................   $      10,734       $        16,290
 Preferred Stock, $.01 par value, 1,000 shares authorized,
   Including 1,000 shares of Series A Junior Participating Preferred
   Stock: no shares issued and outstanding...............................               -                     -
Additional paid-in-capital ..............................................      72,737,739            77,282,183
Treasury stock, at cost (633,816 shares held at December 31, 2000).......      (2,279,238)           (2,279,238)
Accumulated deficit......................................................     (64,850,421)          (64,850,421)
                                                                            -------------       ---------------
    Total shareholders' equity...........................................       5,618,814            10,168,814
                                                                            -------------       ---------------
     Total capitalization................................................   $   5,618,814       $    10,168,814
                                                                            =============       ===============

----------------------------

* Common stock issued does not include 4,001,099 of our shares subject to outstanding options and warrants as of December 31, 2000.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on The Nasdaq Stock Market under the symbol CYTR. The following table sets forth the high and low sale prices for the common stock for the periods indicated as reported by Nasdaq. Such prices represent prices between dealers without adjustment for retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

                                                       High         Low
                                                     ---------    ---------
          COMMON STOCK:

             2001
                 First Quarter                         1  7/32         3/4
             2000
                 Fourth Quarter                        1  9/16         9/16
                 Third Quarter                         1  1/2         13/16
                 Second Quarter                        2  3/4         15/16
                 First Quarter                         6  1/4         31/32
             1999
                 Fourth Quarter                        3               3/4
                 Third Quarter                         3            1  7/8
                 Second Quarter                        3  1/8       1 27/32
                 First Quarter                         3  7/16      1
             1998
                 Fourth Quarter                        1  1/4          3/4
                 Third Quarter                         2  1/8         29/32
                 Second Quarter                        3  7/16      2  1/16
                 First Quarter                         3  5/8       2  9/16



     On April 4, 2001, the closing price of the common stock as reported on The Nasdaq Stock Market, was $1.00 and there were approximately 1200 holders of record of our common stock. The number of record holders does not reflect the number of beneficial owners of our common stock for whom shares are held by brokerage firms and other institutions. We have not paid any dividends since our inception and do not contemplate paying dividends in the foreseeable future.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The data shown should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

Item 6.  Selected Financial Data

                                                       2000             1999             1998              1997             1996
                                                  ---------------------------------------------------------------------------------
Statement of Operations Data:
Revenues:
  Net service revenues                             $   451,031     $    322,536      $   350,789       $   422,039      $   357,517
  License fees                                       2,000,000                -                -                 -                -
  Interest and other income                            876,827        1,068,924        1,762,747         1,381,306        1,558,914
                                                  ---------------------------------------------------------------------------------
Total revenues                                       3,327,858        1,391,460        2,113,536         1,803,345        1,916,431
                                                  =================================================================================

Loss from continuing operations                     (1,147,457)     (15,269,918)      (7,737,296)       (4,618,867)      (2,241,795)
Income (loss) from discontinued operations             799,355          240,627        2,943,937        (1,434,125)      (3,549,984)
Extraordinary item                                           -                -         (325,120)                -                -
                                                  ---------------------------------------------------------------------------------
Net loss                                           $  (348,102)    $(15,029,291)     $(5,118,479)      $(6,052,992)     $(5,791,779)
                                                  =================================================================================

Basic and diluted loss per common share:
  Loss from continuing operations                  $     (0.12)    $      (1.99)     $     (1.01)      $     (0.62)     $     (0.29)
  Income (loss) from discontinued operations              0.08             0.03             0.38             (0.20)           (0.46)
  Extraordinary item                                         -                -            (0.04)                -                -
                                                  ---------------------------------------------------------------------------------
  Net loss                                         $     (0.04)    $      (1.96)     $     (0.67)      $     (0.82)     $     (0.75)
                                                  =================================================================================

Balance Sheet Data:
Total assets                                       $ 6,859,238     $  6,128,063      $16,641,568       $24,905,995      $24,299,322
Long-term debt                                               -          650,000                -                 -                -
Other long-term liabilities                                  -        1,693,638                -                 -                -
Convertible debentures                                       -                -                -         2,000,000                -
Total stockholders' equity                           5,618,814        1,032,688       14,688,548        19,248,395       22,337,734

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This discussion includes "forward looking" statements that reflect our current views with respect to future events and financial performance.
Investors should be aware that actual results may differ materially from our expressed expectations because of risks and uncertainties inherent in future events, particularly those risks identified under "Risk Factors", and should not unduly rely on these forward looking statements. We undertake no duty to update the information in this discussion if any forward looking statement later turns out to be inaccurate.

     The following should be read in conjunction with Selected Financial Data and the audited Consolidated Financial Statements of the Company included in this report.

Liquidity and Capital Resources
-------------------------------

     At December 31, 2000, we had cash and cash equivalents of $3.8 million and net assets of $5.6 million, compared to $3.0 million and $1.0 million, respectively, at December 31, 1999. Working capital totaled $2.6 million at December 31, 2000, compared to $664,000 at December 31, 1999.

     During the first quarter of 2000, we took steps to improve our financial condition, including (i) agreements with certain trade creditors whereby they cancelled indebtedness of $2.3 million in exchange for issuance of approximately 938,000 shares of our common stock, and (ii) a Stock Purchase Agreement with investors whereby they agreed to purchase 800,000 shares of our common stock for an aggregate purchase price of $1.8 million and the issuance of warrants. As part of our efforts to conserve cash resources, we also reduced our staff and our clinical development program for FLOCOR pending further analysis of results from a Phase III clinical study completed in December 1999 (see discussion under "Results of Operations "). In April 2000, we entered into a private equity line of credit agreement (the "ELC Agreement") whereby we have the right to put shares of our common stock to an investor from time to time to raise up to $5,000,000, subject to the conditions and restrictions included in the ELC Agreement. Our ability to raise significant funds through this mechanism is subject to a number of risks and uncertainties, including stock market conditions and our ability to obtain and maintain an effective registration of the related shares with the Securities and Exchange Commission.

     Effective June 15, 2000, we entered into a Purchase Agreement with Titermax USA, Inc. (an unaffiliated company) whereby we sold the worldwide rights to market and distribute Titermax, including all accounts receivable, inventory and other assets used in the Titermax business. The gross purchase price was $750,000, consisting of $100,000 in cash and a $650,000 five-year secured promissory note bearing interest of 10% annually.

     In November 2000, we entered into an exclusive, worldwide license agreement (the "License Agreement") with Merck & Co., Inc. ("Merck") whereby we granted to Merck the right to use our TranzFect technology in DNA-based vaccines targeted to four infectious diseases, one of which is HIV. For the license to the TranzFect technology to treat the first disease target, Merck has paid us a signature payment of $2 million, and will pay us milestone and product approval payments of up to $4 million as they develop the product. Additionally, if certain conditions are met regarding patent protection and Merck's competitive position, Merck may pay a royalty to us of 1% on net sales of products incorporating TranzFect for the first disease target. For each of the licenses to the TranzFect technology to treat the three additional disease targets, Merck will make a series of milestone and product approval payments to us totaling up to $2,850,000 each. If and when sales of products incorporating TranzFect for the three additional disease targets commence, we will receive royalties of between 2 and 4% of the net sales from such products. Additionally, if certain conditions are met regarding patent protection and Merck's competitive position, Merck may pay a royalty of 1% on net sales of products incorporating TranzFect for these additional disease targets. Merck will also pay an annual fee of between $50,000 and $100,000 until the first product approval for one of the three additional disease targets. Merck may terminate the License Agreement at any time, upon 90 days written notice. All amounts paid to us are non-refundable upon termination and require no additional effort on our part.

     We believe that we will have adequate working capital to allow us to operate through the first quarter of 2002, but that additional funds will be needed to significantly advance any of our technologies under development. We are continuing to seek corporate partnerships for FLOCOR, and are also seeking government support for additional clinical studies. During 2001, we also plan to focus attention on obtaining additional licenses for our TranzFect technology. Some of our additional capital requirements may be provided by the ELC Agreement, but we also intend to pursue other sources of equity capital. The results of our technology licensing efforts and/or the actual proceeds of any fund-raising activities will determine our ongoing ability to operate as a going concern with the current portfolio of technologies under development. Both our technology licensing efforts and our fund-raising activities are subject to market conditions and our ability to identify parties that are willing and able to enter into such arrangements on terms that are satisfactory to us. There is no assurance that such funding will be available to finance our operations on acceptable terms, if at all. Insufficient funding may require us to delay, reduce or eliminate some or all of our research and development activities, planned clinical trials and administrative programs.

     At December 31, 2000, we and our subsidiaries had net operating loss carryforwards for income tax purposes of approximately $54.2 million, which will expire in 2001 through 2020 if not utilized. We also have research and development tax credits and orphan drug tax credits available to reduce income taxes, if any, of approximately $6.7 million which will expire in 2001 through 2015 if not utilized. Based on an assessment of all available evidence including, but not limited to, our limited operating history and lack of profitability, uncertainties of the commercial viability of our technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, we have concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets.

     The above statements regarding our plans and expectations for future financing are forward-looking statements that are subject to a number of risks and uncertainties. Our ability to obtain future financings through joint ventures, product licensing arrangements, equity financings or otherwise is subject to market conditions and our ability to identify parties that are willing and able to enter into such arrangements on terms that are satisfactory to us. There can be no assurance that we will be able to obtain future financing from these sources. Additionally, depending upon the outcome of our fund raising efforts, the accompanying financial information may not necessarily be indicative of future operating results or future financial condition.

Results of Operations
---------------------

     We recorded a net loss of $348,000 for the year ended December 31, 2000 as compared to net losses of $15,029,000 for 1999 and $5,118,000 for 1998. Loss from continuing operations before extraordinary items was $1,147,000, $15,270,000 and $7,737,000 in 2000, 1999 and 1998, respectively.

     We market the services of our small group of human resource professionals to third parties under the name of Spectrum Recruitment Research as a way of offsetting our cost of maintaining this function. Net service revenues from continuing operations related to Spectrum were $451,000 in 2000, $323,000 in 1999 and $351,000 in 1998. Cost of service revenues was $268,000 in 2000, $240,000 in 1999 and $187,000 in 1998, or 59%, 74% and 53% of net service revenues, respectively.

     Interest income from continuing operations was $170,000 in 2000 as compared to $463,000 in 1999 and $1,007,000 in 1998. The variance between years is attributable to fluctuating cash and investment balances. License fee income of $2,000,000 in 2000 relates to our license of TranzFect to Merck & Co., Inc. in November 2000 (see Note 13 to Financial Statements). Grant income was $349,000 in 2000 versus $464,000 in 1999 and $511,000 in 1998; the higher amounts during 1998 and 1999 are primarily due to a $445,000 grant from the U.S. Food and Drug Administration's Division of Orphan Drug Development to support our Phase III clinical trial of FLOCOR. Other income was $358,000, $142,000 and $244,000 in 2000, 1999 and 1998, respectively. Other income for 2000 includes $225,000 in fees paid to us by Merck pursuant to an Evaluation Agreement for our TranzFect technology and pursuant to a Fee for Service Agreement whereby we provided certain chemistry services to Merck.

     Research and development expenditures from continuing operations during 2000 were $1,962,000 versus $12,812,000 in 1999 and $7,306,000 in 1998. Research and development expenditures were higher in 1998 and 1999 primarily due to our clinical development activities for FLOCOR. In March 1998, we began a Phase III trial of FLOCOR for treatment of acute sickle cell crisis, which was completed in December 1999. During 1999, we also continued our Phase I trial of FLOCOR for treatment of Acute Chest Syndrome in sickle cell patients and initiated two additional clinical trials of FLOCOR - a Phase III study investigated repeat use of FLOCOR in patients with acute sickle cell crisis and a Phase I/II study for treatment of Acute Lung Injury. Subsequent to the completion of the Phase III trial, we reduced our clinical development activities for FLOCOR pending further analysis of the Phase III results. Our development activities during 2000 consisted primarily of analysis of the Phase III results and consultation with our scientific and regulatory advisors and meetings with regulatory authorities regarding preparation for the next clinical activities for FLOCOR. The Phase III study did not achieve the high level of statistical significance required by the FDA for the study as a whole; the results in children, however, were statistically significant and our planned future studies will focus on the pediatric sickle cell population. Based on our recent conversations with the FDA, it is likely that either two small additional pivotal trials or one large trial will be required for approval, along with one to two additional safety studies.

     Selling, general and administrative expenses from continuing operations during 2000 were $2,245,000 as compared to $3,610,000 in 1999 and $2,312,000 in
1998. During 2000 and 1999, we recorded non-cash charges of $365,000 and $1,043,000, respectively related to issuance of stock warrants to certain consultants and certain vesting events for management stock options. Excluding these charges, selling, general and administrative expenses were $1,880,000, $2,567,000 and $2,312,000 during 2000, 1999 and 1998, respectively. The decrease from 1999 to 2000 reflects staff reductions and other measures we took during the first quarter of 2000 to reduce our expenses and conserve cash resources.

     Interest expense of $46,000 during 1998 relates to convertible notes issued in 1997, which were retired during 1998. The extraordinary loss of $325,000 in 1998 relates to the early extinguishment of the notes that resulted in payment of premiums of $150,000 and expense of capitalized debt issuance costs of $175,000 (see Note 16 to Financial Statements).

     Discontinued Operations - Net income from the discontinued operations of Proceutics, CytRx Animal Health, Vaxcel (net of minority interest) and Titermax was $799,000, $241,000 and $2,944,000 in 2000, 1999 and 1998. The following table presents the breakdown of net income (loss) from discontinued operations.

                                               2000          1999           1998
                                            ----------   -----------    -----------
Titermax:
 Operations                                   $119,000      $281,000    $   231,000
 Gain on sale of business                      680,000             -              -
                                            ----------   -----------    -----------
                                               799,000       281,000        231,000
Proceutics:
 Operations                                          -             -        171,000
 Gain on sale of business                            -             -        782,000
 Gain on sale of real estate                         -             -        434,000
                                            ----------   -----------    -----------
                                                     -             -      1,387,000
CytRx Animal Health:
 Operations                                          -             -       (585,000)
 Gain on sale of business                            -             -      6,230,000
                                            ----------   -----------    -----------
                                                     -             -      5,645,000
Vaxcel:
 Operations                                          -       (44,000)    (1,721,000)
 Minority interest                                   -         4,000        615,000
 Impairment loss                                     -             -     (3,213,000)
                                            ----------   -----------    -----------
                                                     -       (40,000)    (4,319,000)
                                            ----------   -----------    -----------

Net income from discontinued operations       $799,000      $241,000    $ 2,944,000
                                            ==========   ===========    ===========

     Inflation - Our management believes that inflation had no material impact on our operations during the three year period ended December 31, 2000.

     Our financial instruments that are sensitive to changes in interest rates are our investment. As of December 31, 2000, we held no investments other than amounts invested in money market accounts. We are not subject to any other material market risks.

                                   BUSINESS

Glossary of Terms
-----------------

Acute Sickle Cell Crisis - An acute event characterized by severe pain occurring in sickle cell disease, where the abnormal sickle shaped red blood cells cause a blockage to the flow of blood. The blockage causes a lack of oxygen delivery to tissues resulting in tissue and organ damage.

Adjuvant - See "Vaccine Adjuvant."

Antigen - Any substance that stimulates the production of a specific immune response.

Copolymer - A polymer is a large molecule composed of many small identical molecules joined in a chain-like fashion. A copolymer is a polymer compound of two or more different types of identical small molecule chains. Nearly all of our projects are based on block copolymers synthesized primarily from polyoxyethy-lene and polyoxypropylene. Polyoxyethylene is hydrophilic (water-attracting) and polyoxypropylene is hydrophobic (water-repelling). These copolymers are surface active agents and have the ability to modify the interactions between cells.

DNA - Deoxyribonucleic acid.  The genetic material or building blocks of genes.

Gene - A functional unit of DNA.

Gene Delivery - A technique to insert a foreign gene into a cell.

Immuno-adjuvant - See "Adjuvant".

In vitro - In an artificial environment. Refers to experiments or procedures performed outside a living animal (e.g. in test tube culture systems).

In vivo - Refers to experiments or procedures performed in a living animal.

Metabolize - To breakdown or utilize by a living system

Parenteral - Intravenous

Poloxamer - A generic name for block copolymers consisting of a central core of polyoxypropolene flanked by chains of polyoxyethylene.

Vaccine Adjuvants - Substances that increase immune responses to specific antigens and make vaccines more effective by increasing the response of the immune system to the antigen in the vaccine.

Vaso-occlusive Crisis - See "Acute Sickle Cell Crisis".

General
-------

     We are a Delaware corporation, incorporated in 1985 and are engaged in the development and commercialization of pharmaceutical products. Our current research and development focus is on CRL-5861 (FLOCOR), an intravenous agent for treatment of sickle cell disease and other disorders affecting the vascular system, and TranzFect, a delivery technology for DNA-based vaccines. See "Product Development".

     Certain financial information concerning the industry segments in which the Company operates can be found in Note 17 to the Company's Consolidated Financial Statements.

Current Financial Condition and Need for Additional Capital
-----------------------------------------------------------

     At December 31, 2000, we had cash and cash equivalents of $3.8 million and working capital of $2.6 million.

     We believe that we could have adequate working capital to allow us to operate through the first quarter of 2002, but that additional funds will be needed to significantly advance any of our technologies under development. We are continuing to seek corporate partnerships for FLOCOR, and are also seeking government support for additional clinical studies. During 2001 we also plan to focus attention on obtaining additional licenses for our TranzFect technology. Some of our additional capital requirements may be provided by the Private Equity Line of Credit but we also intend to pursue other sources of equity capital. The results of our technology licensing efforts and/or the actual proceeds of any fund-raising activities will determine our ongoing ability to operate as a going concern with the current portfolio of technologies under development. Both our technology licensing efforts and our fund-raising activities are subject to market conditions and our ability to identify parties that are willing and able to enter into such arrangements on terms that are satisfactory to us. There is no assurance that such funding will be available to finance our operations on acceptable terms, if at all. Insufficient funding may require us to delay, reduce or eliminate some or all of our research and development activities, planned clinical trials and administrative programs.

     Without an infusion of additional working capital from the sale of equity securities, license/sale of technology assets, or a combination of these, the Company has limited ability to advance its existing technologies.

Product Development


Therapeutic Copolymer Programs
------------------------------
     General. Our primary focus is on CRL-5861 (purified poloxamer 188), a
     -------
novel, intra-vascular agent with pharmacological properties that can be characterized as rheologic, cytoprotective and anti-adhesive / anti-thrombotic. CRL-5861 is an intravenous solution that has the unique property of improving micro-vascular blood flow. Extensive preclinical and clinical studies suggest CRL-5861 may be of significant benefit in acute ischemic vascular disorders such as stroke, heart attack, and vaso-occlusive crisis of sickle cell disease. CRL-5861 may also provide benefit in cancer when used in combination with radiation or cytotoxic drugs. Through its effect on increasing blood flow, CRL-5861 is thought to (a) increase delivery of cytotoxic drugs to ischemic portions of tumors, and (2) increase oxygen delivery, thus increasing the sensitivity of tumor cells to drug and radiation therapy.

     The safety profile of CRL-5861 is well established. It has been investigated in over 17 clinical studies representing administration to approximately 4,000 patients and healthy volunteers.

     Sickle Cell Disease.  We believe CRL-5861 has significant potential in
     -------------------
treating a variety of vascular-occlusive diseases, however, we have chosen vaso-occlusive crisis associated with sickle cell anemia as our first development priority. For purposes of our sickle cell disease development program, we refer to CRL-5861 as "FLOCOR".

     Sickle cell disease is a devastating disorder originating from an inherited abnormality of hemoglobin, the oxygen-carrying molecule in red blood cells. Under conditions of low blood oxygen, which is generally caused by dehydration or stress, the sickle cell victim's hemoglobin becomes rigid causing red blood to become rough, sticky and irregularly shaped, often looking like sickles, which gives the disease its name. Estimates place the number of persons suffering from sickle cell anemia in the U.S. at about 72,000, or roughly one in 400 African-Americans. It is also estimated that complications from sickle cell disease result in healthcare expenditures of from $1.0 to $1.5 billion annually in the U.S.

     The most common problem sickle cell patients face is episodic pain (also referred to as vaso-occlusive crisis, or VOC). These episodes can last anywhere from days to weeks, and can vary significantly in their severity. The deformed sickle cells cannot easily flow through the smaller blood vessels of the body and tend to clump together, forming occlusions which impede blood flow. The occlusions deprive tissues of vital oxygen that can result in tissue death, inflammation and intense throbbing pain. Aside from causing considerable pain and suffering, these crisis episodes slowly destroy vital organs as they are deprived of oxygen. As a result, the life expectancy of sickle cell victims is about twenty years shorter than those without the disease. Patients suffering from sickle cell disease may experience several crisis episodes each year. Hospitalization is required when pain becomes too much to bear. There are about 75,000 hospital admissions annually to treat sickle cell patients undergoing acute vascular-occlusive crisis caused by the disease. On average, these patients require in-patient treatment for four to seven days. Currently there is no disease modifying treatment for acute crisis of sickle cell disease and treatment is limited to narcotics, fluids, and bed rest.

     In sickle cell disease, the application of FLOCOR can best be described as an intravenous blood "lubricant". FLOCOR's unique surface-active properties decrease blood viscosity and enable the rigid sickled cells to become more flexible, thus allowing easier passage of blood cells through narrow blood vessels. We believe FLOCOR can shorten the episodes of vaso-occlusive crises and, most importantly, preserve organ function.

     On December 21, 1999, we reported results from our Phase III clinical study of FLOCOR for treatment of acute sickle cell crisis. Although the study did not demonstrate statistical significance in the primary endpoint, statistically significant and clinically important benefits associated with FLOCOR were observed in certain subgroups. In addition, among the entire patient population, treatment with FLOCOR resulted in a statistically significant increase in the percent of patients achieving resolution of their crisis. The Phase III study also demonstrated that FLOCOR is well tolerated. Based on the encouraging efficacy results and a good safety profile our independent Data and Safety Monitoring Board (DSMB) and other thought leaders in the area of sickle cell disease have recommended that we continue with clinical development of FLOCOR in sickle cell disease. We presented the results of the Phase III trial at the 24th Annual Meeting of the National Sickle Cell Disease Program in Philadelphia on April 12, 2000. Based on our recent conversations with the FDA, it is likely that either two small additional pivotal trials or one large trial will be required for approval, along with one to two additional safety studies. We believe there is a reasonable possibility of applying for and obtaining government funding to support one or more of the remaining trials, which will minimize, but not eliminate our expenditures. If we are successful in these discussions, we would anticipate earliest funding approval in the second quarter of 2002. The additional studies would take approximately two years to complete patient enrollment, which might begin in the third or fourth quarter of 2002.

     FLOCOR has been granted "Orphan Drug" designation by the FDA for the treatment of sickle cell crisis. The Orphan Drug Act of 1983, as amended, provides incentive to drug manufacturers to develop drugs for the treatment of rare diseases (e.g., diseases that affect less than 200,000 individuals in the United States, or diseases that affect more than 200,000 individuals in the United States where the sponsor does not reasonably anticipate that its product will become profitable). As a result of the designation of FLOCOR as an Orphan Drug, if we are the first manufacturer to obtain FDA approval to market FLOCOR for treatment of sickle cell crisis, we will obtain a seven-year period of marketing exclusivity beginning from the date of FLOCOR's approval. During this period, the FDA may not approve the same drug for the same use from another sponsor.

     Cancer - Cancer is the second leading cause of death in the United States,
     ------
costing an astounding $1.7 billion yearly. Chemotherapy and/or radiation has highly variable results and improvements to these standard regimens are drastically needed. CRL-5861 possesses properties that appear to increase blood flow to poorly perfused areas of tumors, thus allowing chemotherapeutic agents to treat such areas more effectively. By increasing blood flow, the tumors become more active and sensitive to chemotherapy or radiation. Preliminary studies have shown promising results and we have begun further preclinical studies to evaluate CRL-5861's activity. Based on the successful outcome of these studies, we believe we will be able to quickly start a clinical program to evaluate CRL-5861's effectiveness in cancer patients.

     Muscular Dystrophy - Duchenne muscular dystrophy (DMD) is an inherited
     ------------------
disorder caused by an abnormal gene for a muscle protein known as dystrophin. Muscles deficient in dystrophin breakdown under normal muscular activity and the disease results in progressive muscle wasting, paralysis, and death often by age
20. There is no treatment that is effective in preventing the progressive muscle destruction of this devastating disorder. Several years ago, we began collaborating with researchers at the University of Cincinnati Medical Center to study CRL-5861 in the treatment of Muscular Dystrophy. Recently, the collaboration was awarded a research grant from the Muscular Dystrophy Association for further studies in animal models. If these laboratory studies suggest CRL-5861 can protect dystrophin deficient mice, it should work similarly in boys with DMD.

     Spinal Cord Injury - Traumatic spinal cord damage is one of the most
     ------------------
devastating injuries imaginable, and unfortunately occurs primarily in young people, often resulting in complete paralysis. Researchers believe that a significant portion of spinal cord damage results from a secondary progression of damage after the initial injury. This secondary injury results from membrane injury to nerve cells, causing them to lose function over time.

     We are currently testing CRL-5861 for its ability to interact with damaged nerve membranes in such a way as to "seal" the damage and restore membrane integrity. If successful, this treatment could limit the progression of secondary, post-injury damage, thereby maintaining or restoring spinal cord function. Based on the successful outcome of these studies, we believe we can proceed very quickly with the clinical development of this agent since the program will benefit from the existing safety and manufacturing capabilities already in place for our FLOCOR program.

Vaccine Enhancement and Gene Therapy
------------------------------------
     DNA Vaccines & Gene Therapy -- Gene therapy and/or gene based vaccines are
     ---------------------------
mediated through the delivery of DNA containing selected genes into cells by a process known as transfection. We refer to our gene delivery technology as TranzFect. A common class of materials used to enhance the transfection process are known as cationic lipids. This type of lipid can associate with and alter the integrity of a cell membrane, thus increasing the uptake of the complexed DNA. Unfortunately, cationic lipids are toxic to cells and are readily metabolized. Thus the effect of these agents in transfection protocols is not readily reproducible when used in vivo.

     We have identified a series of non-ionic block copolymers known as poloxamers that share several physico-chemical traits with the cationic lipids in that they associate with DNA and cell membranes. However, the block copolymers are significantly less toxic than the cationic lipids and are not metabolized in vivo. In addition, the poloxamer family of non-ionic block copolymers have a significant history of being safely used in a wide variety of oral, injectable, and topical pharmaceutical products. Importantly, a poloxamer known as CRL-1005 which is among the most active in transfection protocols and is adjuvant active, has been studied in a Phase I clinical trial. In that trial, CRL-1005 was well tolerated at doses significantly higher than those anticipated to be useful in gene therapy or DNA vaccine studies.

     In addition to the ability of poloxamers to enhance transfection, these compounds have significant immuno-adjuvant activity. Accordingly, we believe that an optimal application for this technology may be in the field of DNA vaccines. We believe that in this application, the activity of poloxamers will be two-fold. First, the poloxamers will act as delivery/transfection agents to facilitate the intracellular delivery and protection of the DNA from enzymatic digestion. Second the poloxamer will act as an immuno-adjuvant. Since the poloxamer is not metabolized and has surface active properties, it is likely to remain on the surface of the transfected cell awaiting expression of the gene. When the gene product is excreted from the cell, the poloxamer is likely to associate with the antigen and exert immuno-adjuvant actions. Numerous preclinical and clinical studies have demonstrated that conventional vaccines adjuvanted with poloxamers are well tolerated and result in significantly enhanced antibody and cellular immune responses.

     Merck License -- In November 2000, we entered into an exclusive, worldwide
     -------------
license agreement (the "License Agreement") with Merck & Co., Inc. ("Merck") whereby we granted Merck the right to use our TranzFect technology in DNA-based vaccines targeted to four infectious diseases, one of which is HIV.

     In November 2000, Merck paid us a signature payment of $2 million. Merck will also pay us up to $4 million in $1 million increments within 30 days of the occurrence of each of the following: (i) the commencement by Merck of the first U.S. Food and Drug Administration (FDA) Phase I Study for the first product incorporating TransFect designed for the prevention and treatment of HIV; (ii) the commencement by Merck of the earlier of the first FDA Phase IIb Study or Phase III Study for such HIV product; (iii) the filing by Merck of the first U.S. Public Health Service Act Product License Application in one of the countries mentioned below for such HIV product; and (iv) notification from a regulatory authority in the United States, Canada, France, Germany, Italy, Spain, the United Kingdom, or Japan that all approvals for the marketing of such HIV product, including pricing approvals, has been granted. Merck will also pay us an annual fee of $50,000 the first year, $75,000 the second year, and $100,000 the third year and each additional year thereafter until Merck receives notification from a regulatory authority as mentioned above.

     For the products incorporating TranzFect targeting the other diseases, Merck will pay us milestone payments of up to $2,850,000 in the following increments: (i) $100,000 for the commencement by Merck of the first FDA Phase I Study; (ii) $250,000 for the commencement by Merck of the earlier of the first FDA Phase IIb Study or Phase III Study; (iii) $500,000 for the filing by Merck of the first U.S. Public Health Service Act Product License Application in one of the countries mentioned below; and (iv) $2 million for notification from a regulatory authority in the United States, Canada, France, Germany, Italy, Spain, the United Kingdom, or Japan that all approvals for the marketing of such product, including pricing approvals, has been granted.

     Merck will also pay to us royalties of between 2% and 4% on a country-by-country basis, based on net sales. Merck will pay an additional 1% royalty on net sales if certain conditions are met regarding patent protection and Merck's competitive position. The royalty payments are subject to certain reductions.

     This agreement remains effective unless terminated according to its terms by either party or until the expiration of all royalty obligations thereunder. Merck may terminate this agreement at any time in its sole discretion by giving 90 days written notice. Upon termination by Merck, the rights and obligations under the agreement, including any licenses and payment obligations not yet due, also terminate. The agreement may also be terminated for cause by either party.

     Restrictions in the license agreement prevent us from disclosing certain of its terms, including some of the specific disease targets covered. We have applied with the SEC for and have received confidential treatment for certain portions of the agreement, which have been omitted from the exhibit filed with the SEC.

     Conventional Vaccines - As part of our TranzFect program, we have developed
     ---------------------
a library of compounds, many of which have been shown to enhance the activity of conventional vaccines. We refer to this program as Optivax. We are currently providing Optivax compounds to a number of vaccine companies for evaluation and possible license.

Other Product Development Efforts
---------------------------------

     Food Animal Growth Promotant - The United States Food and Drug
     ----------------------------
Administration has expressed a growing concern about the use of low level antibiotics in animal feed and the possibility of resultant antibiotic resistance in human pathogens. Pending regulations at the FDA could suspend farmers' use of any antibiotics found to promote the spread of resistant human pathogens. In experimental studies, our compound, CRL-8761, has been shown to have a consistent effect to improve the rate of weight gain and feed efficiency in well-controlled studies in poultry and swine. CRL-8761 consistently provides the same growth performance benefits as antibiotics but, since it has no antibiotic activity, it is free from human health concerns over the use of antibiotics.

     In February 2001, we entered into a license agreement with Ivy Animal Health, Inc. ("Ivy") of Overland Park, Kansas, whereby we granted to Ivy a worldwide exclusive license to CRL-8761. As part of the license, we received a nominal upfront payment, and will receive a milestone fee upon regulatory approval in the United States and an eventual royalty equal to 5% of net sales.

     Expenditures for research and development activities related to continuing operations were $2.0 million, $12.8 million and $7.3 million during the years ended December 31, 2000, 1999 and 1998, respectively.

Other Activities
----------------

     Spectrum Recruitment Research - We also have a small group of human resource professionals who, in addition to their services to us, provide recruiting services to third parties under the name of Spectrum Recruitment Research.


Manufacturing
-------------

     We require three suppliers of materials or services to manufacture FLOCOR;
(i) a supplier of the raw drug substance, (ii) a supplier of the purified drug which is refined from the raw drug substance and (iii) a manufacturer who can formulate and sterile fill the purified drug substance into the finished drug product. The raw drug substance is currently widely available at commercial scales from numerous manufacturers. We have not entered into a formal agreement with any supplier for the raw drug substance because of its wide availability. In August 1999, we entered into a long-term commercial supply contract with Organichem, Corp., located in Rennselaer, New York for production of the purified drug substance. There can be no assurance that our relationship with such supplier will continue or that we will be able to obtain additional purified drug substance if our current supply is inadequate. Such inability to obtain additional purified drug substance in amounts and at prices acceptable to the Company could have a material adverse effect on our business. To meet the need for manufacture of our finished drug product, we have entered into a supply agreement with the Hospital Products Division of Abbott Laboratories. Our inability to maintain such relationship on terms acceptable to us could have a material adverse effect on our business.

     If we modify our manufacturing process or change the source or location of product supply, regulatory authorities will require us to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in our clinical trials. Further, any manufacturing facility and the quality control and manufacturing procedures used by us for the commercial supply of a product must comply with applicable Occupational Safety and Health Administration, Environmental Protection Agency, and FDA standards, including Good Manufacturing Practice regulations. See "Government Regulation".

Patents and Proprietary Technology
----------------------------------

     We actively seek patent protection for our technologies, processes, uses, and ongoing improvements and consider our patents and other intellectual property to be critical to our business.

     We continually evaluate the patentability of new inventions and improvements developed by our employees and collaborators. Whenever appropriate, we will endeavor to file United States and international patent applications to protect these new inventions and improvements. However, there can be no assurance that any of the current pending patent applications or any new patent applications that may be filed will ever be issued in the United States or any other country.

     We also attempt to protect our proprietary products, processes and other information by relying on trade secrets and non-disclosure agreements with our employees, consultants and certain other persons who have access to such products, processes and information. Under the agreements, all inventions conceived by employees are our exclusive property. Nevertheless, there can be no assurance that these agreements will afford significant protection against misappropriation or unauthorized disclosure of our trade secrets and confidential information.

     We believe we have worldwide comprehensive intellectual property covering the use of poloxamers in a number of therapeutic areas. Patents claiming broad areas of the use of these compounds are currently pending or have issued in Canada, Japan, South Korea, the EPO and the United States. On November 23, 1999 the U.S. Patent Office issued patent No. 5,990,241 "Polyoxypropylene/Polyoxyethylene Copolymers With Improved Biological Activity" to us. We believe the issue of this patent provides important exclusivity since it contains composition of matter claims for purified poloxamers used in our products and technologies, including purified poloxamer 188, the active ingredient in FLOCOR. This patent will expire in 2017. We also own a comprehensive group of patents that broadly claim the use of poloxamers as vaccine adjuvants that will provide additional coverage for DNA vaccines.

Competition
-----------

     Many companies, including large pharmaceutical, chemical and biotechnology firms with financial resources, research and development staffs, and facilities that are substantially greater than ours, are engaged in the research and development of pharmaceutical products that could compete with FLOCOR or other products under development by us. The industry is characterized by rapid technological advances and competitors may develop their products more rapidly and/or such products may be more effective than those under development by us or our licensees and corporate partners. We compete in this research and development environment by attempting to develop its products and technologies in an innovative and timely fashion that would provide us with an advantage in the licensing and/or marketing of our products and technologies.

Government Regulation
---------------------

     The marketing of pharmaceutical products requires the approval of the FDA and comparable regulatory authorities in foreign countries. The FDA has established guidelines and safety standards which apply to the pre-clinical evaluation, clinical testing, manufacture and marketing of pharmaceutical products. The process of obtaining FDA approval for a new therapeutic product
(drug) generally takes several years and involves the expenditure of substantial resources. The steps required before such a product can be produced and marketed for human use in the United States include preclinical studies in animal models, the filing of an Investigational New Drug ("IND") application, human clinical trials and the submission and approval of an NDA. The NDA involves considerable data collection, verification and analysis, as well as the preparation of summaries of the manufacturing and testing processes, preclinical studies, and clinical trials. The FDA must approve the NDA before the drug may be marketed. There can be no assurance that we will be able to obtain the required FDA approvals for any of our products.

     The manufacturing facilities and processes for our products, whether manufactured directly by us or by a third party, will be subject to rigorous regulation, including the need to comply with Federal Good Manufacturing Practice regulations. We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Nuclear Energy and Radiation Control Act, the Toxic Substance Control Act and the Resource Conservation and Recovery Act.

Employees
---------

     As of December 31, 2000, we have four full-time employees and one part-time employee.

Property
--------

     We currently lease administrative office space at 154 Technology Parkway, Norcross, Georgia. These facilities are in satisfactory condition and suitable for our purposes and present operations. We also use contract lab facilities for research and development purposes.

Legal Proceedings
-----------------

     We are not a party to any material litigation. We are occasionally involved in other claims arising out of our operations in the normal course of business, none of which are expected, individually or in the aggregate, to have a material adverse affect on us.



                                  MANAGEMENT

Directors and Executive Officers

Directors

     Listed below are the names and ages of all of our current directors, the business experience during the past five years of each such person, and any other directorships held by such person in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 or in any company registered as an investment company under the Investment Company Act of 1940. Each of the following directors has served continuously as a director since the year in which he was first elected a director. None of the following persons serves as a director pursuant to any arrangement or understanding between him and any other person(s).

              Class I - Term Expiring at the 2001 Annual Meeting

     LYLE A. HOHNKE (57) first became our director in 1996. Since 1994, Dr. Hohnke has served as a member of Javelin Capital Fund, LLC, a general partner of Javelin Ventures, LP, a company engaged in venture capital investments. From 1991 to 1994 Dr. Hohnke was General Partner for Heart Land Seed Capital Fund. Dr. Hohnke also serves as a director of Heska Corporation as well as a number of privately-held companies.

     JACK J. LUCHESE (52) has been President and Chief Executive Officer and our director since March 1989. Prior to joining us, Mr. Luchese served as Vice President and General Manager of the Armour Pharmaceutical Corporation, and as Vice President, Corporate Business Development and a member of the Management Committee of Rorer Group, Inc. (now Rhone-Poulenc Rorer). Prior to joining Rorer Group, Inc. , Mr. Luchese was with Johnson & Johnson Company for 15 years where he held various positions in business development, licensing, sales, new product marketing, and finance.

              Class II - Term Expiring at the 2002 Annual Meeting

     RAYMOND C. CARNAHAN, JR. (75) first become our director in 1991. Mr. Carnahan has over 39 years of experience in cost controls and operational systems in a variety of industries. Prior to his retirement in 1991, Mr. Carnahan served as Manager, International Cost Analysis planning for Johnson & Johnson International from 1974 to 1991. Mr. Carnahan has provided consulting services to Waterford-Wedgewood Corporation in England and to Torf Pharmaceutical Corporation in Poland and serves as President for the Morristown Memorial Hospital Chaplaincy Service in Morristown, New Jersey.

     HERBERT H. MCDADE, JR. (74) first became our director in 1990. From 1989 to 1996 Mr. McDade has served as Chairman, President and Chief Executive Officer of Chemex Pharmaceuticals, Inc. (now Access Pharmaceuticals, Inc.). From 1986 to 1989 he was Chairman and President of Armour Pharmaceutical Corporation, a wholly-owned subsidiary of Rorer Group, Inc. (now Rhone-Poulenc Rorer). Prior to 1986, Mr. McDade served as Vice President of the Revlon Corporation. Mr. McDade serves as a director of Access Pharmaceuticals, Inc., Discovery Laboratories, Inc. and CellPath, Inc.

             Class III - Term Expiring at the 2003 Annual Meeting

     MAX LINK (60) first became our director in 1996. From May 1993 to June 1994, Dr. Link served as the Chief Executive Officer of Corange U.S. Holdings, Inc. (the holding company for Boehringer Mannheim Therapeutics, Boehringer Mannheim Diagnostics and DePuy International). From 1992 to 1993, Dr. Link was Chairman of Sandoz Pharma. From 1987 to 1992, Dr. Link was the Chief Executive Officer of Sandoz Pharma, Ltd. and a member of the Executive Board of Sandoz, Ltd., Basel. Prior to 1987, Dr. Link served in various capacities with the United States operations of Sandoz, including President and Chief Executive Officer. Dr. Link also serves as a director of Access Pharmaceuticals, Alexion Pharmaceuticals, Inc., Cell Therapeutics, Inc., Discovery Laboratories, Inc., Human Genome Sciences, Inc. and Protein Design Laboratories, Inc.

     ALEXANDER L. CAPPELLO (45) first became our director effective January 1, 2001. Mr. Cappello is Chairman & CEO of Cappello Group, Inc. and has been since 1981. Mr. Cappello has been active in the investment banking, merchant banking, project finance and venture capital arena since 1975. Prior to his current role with Cappello Group, Inc., he was the founder of both Swiss American Financial and Euro American Financial Corp., two merchant and investment banking firms that progressively expanded operations throughout North American and Europe. Mr. Cappello's early career experience was in sales with IBM and corporate finance with Union Bank of California. Mr. Cappello also serves as a director of Advanced Biotherapy Concepts, Inc.

Executive Officers

     Except for Jack J. Luchese, discussed above under "Directors", listed below are the names and ages of all of our executive officers, all positions and offices with us held by each such person, the period(s) during which such person has held such positions and offices and the business experience during the past five years of each such person. Each of the following executive officers serves until his successor is elected and qualifies or until his earlier death, resignation or removal. None of the following persons serves as an officer or is to be selected as an officer pursuant to any arrangement or understanding between him and any other person(s).

     R. MARTIN EMANUELE, PH.D. (46) joined us in 1988 as the project director for our RheothRx project (now FLOCOR(TM)). Dr. Emanuele assumed the duties of Vice President, Preclinical Development in June 1990 and became Vice President, Research and Business Development in October 1997. Before joining us, he worked as a clinical research scientist at DuPont Critical Care and as a visiting scientist at Institute Choay.

     WILLIAM B. FLECK (43) joined us in April 1993 as Vice President, Human Resources. From 1992 to 1993 Mr. Fleck served as Director, Human Resources and Training for Central Health Services (CHS). During 1991, he was Director, Human Resources for Knowledgeware, Inc. Prior to joining Knowledgeware, Mr. Fleck held senior human resources management positions with MCI Communications from 1989 to 1991 and Harris/3M from 1984 to 1989.

     J. MICHAEL GRINDEL, PH.D. (54) joined us in October 1997 as Vice President, Drug Development. From 1994 to 1997 Dr. Grindel served as Vice President, Preclinical Development for Hybridon, Inc. in Cambridge, MA. From 1989 to 1994 Dr. Grindel was Vice President for Project Planning and Management at the R. W. Johnson Pharmaceutical Research Institute (a subsidiary of Johnson & Johnson) in Raritan, NJ. Prior to that Dr. Grindel served in various research and development management positions with McNeil Pharmaceutical from 1976 to 1989 and the Walter Reed Army Institute of Research from 1973 to 1976.

     MARK W. REYNOLDS (39) joined us in 1988 as Controller, becoming Chief Financial Officer and Corporate Secretary in 1996 and Vice President, Finance in 1999. Prior to joining CytRx, Mr. Reynolds was employed as a certified public accountant with Arthur Andersen LLP in Atlanta, Georgia.


Board Committees

     Board of Directors. The property, affairs and business of the Company are under the general management of its Board of Directors as provided by the laws of Delaware and the Bylaws of the Company. The Company has standing Audit and Compensation Committees of the Board of Directors.

     The Board of Directors held seven meetings during 2000. Each director attended at least 75% of the total meetings of the Board and the committees on which they served during 2000.

     Audit Committee. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The current members of the Audit Committee are Raymond C. Carnahan, Jr. (Chairman), Lyle A. Hohnke and Herbert H. McDade. The Audit Committee held one meeting during 2000.

     Compensation Committee. The Compensation Committee is authorized to review annual salaries and bonuses and has the authority to determine the recipients of options, the time or times at which options shall be granted, the exercise price of each option, and the number of shares to be issuable upon the exercise of each option. The Committee also is authorized to interpret the CytRx Corporation 1986, 1994 and 1995 Stock Option Plans and the CytRx Corporation 1998 and 2000 Long-Term Incentive Plans (collectively, "the Plans"), to prescribe, amend and rescind rules and regulations relating to the Plans, to determine the term and provisions of the respective option agreements, and to make all other determinations deemed necessary or advisable for the administration of the Plans. Its current members are Herbert H. McDade, Jr. (Chairman), Raymond C. Carnahan, Jr. and Lyle A. Hohnke. The Compensation Committee held three meetings during 2000.

Compensation of Directors

     Directors who are employees of the Company receive no compensation for their services as directors or as members of committees. Non-employee directors receive a fee of $2,000 for each Board meeting attended ($750 for meetings attended by teleconference) and $500 for each committee meeting attended. Non-employee directors who chair a Board committee receive an additional $250 for each committee meeting attended.

     Each non-employee director receives an initial stock option grant to purchase 5,000 shares upon the date he or she first becomes a member of the Board. Options to purchase 5,000 shares of Common Stock are granted to each non-employee director annually. Stock option grants to directors pursuant to the Plan discussed above contain the same terms and provisions as stock option grants to employees, except that options granted to directors are considered Non-Qualified Stock Options for income tax reporting purposes.

Executive Compensation

     The following table presents certain summary information concerning compensation we paid or accrued by us for services rendered in all capacities during the fiscal years ended December 31, 1998, 1999 and 2000 for (i) our President and Chief Executive Officer; and (ii) each of our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 (determined as of December 31, 2000 and collectively, the "Named Executive Officers").

                          Summary Compensation Table


                                                                               Long-Term
                                                                              Compensation
                                                                              ------------
                                                   Annual Compensation         Securities
                                                  --------------------         Underlying           All Other
Name and Principal Position        Year            Salary($)  Bonus($)         Options(#)       Compensation($)
---------------------------------------------------------------------------------------------------------------

Jack J. Luchese                    2000           $350,000     $17,500            100,000          $    --
  President and Chief              1999            342,125      75,000            500,000            5,000/2/
  Executive Officer                1998            334,250      65,750          1,382,427/1/         5,000/2/

R. Martin Emanuele                 2000           $181,000     $ 7,500            111,250               --
  Vice President,                  1999            174,200      15,000             32,500            5,000/2/
  Research & Business              1998            170,850      15,000            154,098/1/         5,000/2/
  Development

William B. Fleck                   2000           $121,442     $ 5,000                 --               --
  Vice President,                  1999            127,650      15,000             25,000            5,000/2/
  Human Resources                  1998             84,375      42,500            112,162/1/         5,000/2/

J. Michael Grindel                 2000           $203,300     $ 5,000                 --               --
  Vice President,                  1999            199,150      30,000             20,000            5,000/2/
  Drug Development                 1998            195,000      20,000            173,000/1/        81,172/3/

Mark W. Reynolds                   2000           $125,000     $12,500            105,250               --
  Vice President, Finance          1999            115,000      20,000             32,500            5,000/2/
  and Secretary                    1998            101,000      25,000            118,418/1/         5,000/2/
---------------------------------------------------------------------------------------------------------------

(1) Includes shares underlying previously issued options and warrants which were repriced during 1998.
(2) Represents matching contributions by the Company under the Company's 401(k) Profit Sharing Plan.
(3) Amount shown includes $5,000 in matching contributions by the Company under the Company's 401(k) Profit-Sharing Plan and $76,172 in costs associated with the officer's relocation.

                       Option Grants in Last Fiscal Year

     The following table summarizes the stock options and warrants granted during the fiscal year ended December 31, 2000 to each of our executive officers named in the Summary Compensation Table above.


                                                                                               Potential Realized Value at
                             Number of       % of Total                                       Assumed Annual Rates of Stock
                             Securities        Options                                              Price Appreciation
                             Underlying       Granted to        Exercise or                         for Option Term($)
                             Options          Employees         Base Price     Expiration     ------------------------------
Name                         Granted (#)    in Fiscal Year      ($/Share)         Date            5%                 10%
----------------------------------------------------------------------------------------------------------------------------
Jack J. Luchese              100,000/1/ /3/       31.6%          $1.03125      10/20/10           $64,855         $164,355

R. Martin Emanuele             5,000/3/            1.6             1.00         6/24/10             3,144            7,969
                             100,000/2/ /3/       31.6             1.00         8/24/10            62,889          159,374
                               6,250/3/            2.0             1.00         12/5/10             3,931            9,961

Mark W. Reynolds             100,000/2/ /3/       31.6             1.00         8/24/10            62,889          159,374
                               5,000/3/            1.6             1.00         12/5/10             3,144            7,969

-----------------------
(1) Warrants and options granted to Mr. Luchese are subject to the terms as described under "Employment Agreement."
(2) These options vest upon a combination of tenure and the achievement of company performance criteria.
(3) All options and warrants were granted at an exercise price equal to the fair market value of the underlying shares at the date of grant, and are exercisable for ten years from the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Option Value at December 31,
                                     2000

     The following table sets forth the number and total value of unexercised in-the-money options at December 31, 2000 for each of our executive officers named in the Summary Compensation Table above, using the price per share of the Common Stock of $.625 on December 27, 2000. No stock options were exercised during 2000 by any of our Named Executive Officers.

                                       Number of Securities Underlying           Value of Unexercised
                                             Unexercised Options                 In-the-Money Options
                                           at December 31, 2000(#)              at December 31, 2000($)
                                     ---------------------------------------------------------------------
Name                                   Exercisable       Unexercisable       Exercisable     Unexercisable
----------------------------------------------------------------------------------------------------------
Jack J. Luchese                          1,432,437             425,000       $         -     $           -
R. Martin Emanuele                         158,972             127,626                 -                 -
William B. Fleck                           115,161              22,001                 -                 -
J. Michael Grindel                         127,249              65,751                 -                 -
Mark W. Reynolds                           123,292             127,626                 -                 -
----------------------------------------------------------------------------------------------------------

Employment Agreement

     Jack J. Luchese was named our President and Chief Executive Officer in March 1989. His Employment Agreement with us was amended and restated as of September 1, 1999 (the "Agreement") and terminates on December 31, 2002. Under the Agreement, Mr. Luchese is paid an annual base salary of $350,000. The base salary will be reviewed no less than once each 18 months and will be adjusted from time to time consistent with average overall merit increases for all other employees. In addition to his annual base salary, Mr. Luchese is eligible to receive cash bonuses with respect to each calendar year during the term of the Agreement as determined from time to time by our Board of Directors in its sole discretion. The Agreement also contains confidentiality and noncompetition provisions.

     Pursuant to the original Agreement, and subsequent amendments, Mr. Luchese has been granted options and warrants to purchase an aggregate of 1,857,427 shares of Common Stock. Warrants as to 1,257,427 shares have an exercise price of $1.00, warrants as to 500,000 shares have an exercise price of $2.125 and options as to 100,000 shares have an exercise price of $1.03125. The vesting criteria of such options and warrants include a combination of tenure and achievement of defined corporate objectives. As of December 31, 2000, 1,432,427 of the 1,857,427 warrants held by Mr. Luchese are vested. The shares of stock that may be acquired upon exercise of warrants held by Mr. Luchese have been or will be registered by us under the Securities Act of 1933, as amended. The warrants contain certain anti-dilution provisions and provide for accelerated vesting in the event that Mr. Luchese's employment is terminated by the Board of Directors without cause, in the event of his death or disability or in the event of a change of control.

     In April 1997, we entered into a separate Change in Control Agreement (the "Change in Control Agreement") with Mr. Luchese, which was amended and restated in September 1999 merely to conform references to his amended and restated Employment Agreement. The Change in Control Agreement will become effective if and when a Change in Control (as defined) occurs during the three-year period following the date of the Change in Control Agreement or during any of the one-year annual renewal periods (the "Change of Control Period"), or if Mr. Luchese's employment is terminated in connection with or in anticipation of a Change of Control (in either case, the "Effective Date").

     Mr. Luchese's employment period under the Change in Control Agreement begins on the Effective Date and continues for two years. During the employment period, Mr. Luchese's position, authority, duties and responsibilities will be at least commensurate in all material respects with those held by him during the 120-day period prior to the Change in Control and he will receive (i) a monthly base salary equal to or greater than the highest monthly base salary paid to him by us during the previous year; (ii) an annual cash bonus at least equal to the highest bonus paid to him in any of the three fiscal years prior to the Effective Date, and (iii) the ability to participate in all of our incentive, savings, welfare benefit, fringe benefit and retirement plans of the Company.

     If Mr. Luchese's employment terminates during the employment period he will receive certain severance benefits under the Change in Control Agreement. If his employment terminates by reason of his death or disability, he will receive certain obligations accrued through the date of termination (e.g., salary prorata bonus, deferred compensation and vacation pay) plus the normal death and disability benefits, if any, to which he is otherwise entitled, including those under the Agreement. If he is terminated by us for cause (as defined), or if he voluntarily resigns without good reason (as defined) other than during the 30-day period beginning on the first anniversary of the Effective Date, he will receive only his accrued benefits through the termination date and any previously-deferred benefits, plus any other post-termination benefits, if any, to which he is otherwise entitled, including those under the Agreement. If he
(i) is terminated by us without cause, (ii) resigns voluntarily with good reason, or (iii) resigns for any reason during the 30-day period beginning on the first anniversary of the Effective Date, he will receive a lump sum cash payment equal to: (a) his base salary through the date of termination, (b) a prorata bonus for the year of termination, based upon his actual bonus earned in the prior year ("Most Recent Bonus"), (c) an amount equal to two times the sum of his base salary and Most Recent Bonus, and (d) any unpaid deferred compensation and vacation pay. In addition, Mr. Luchese would be entitled to continued employee welfare benefits for two years after the date of termination, and a lump sum payment equal to the actuarial value of the service and compensation credit under our qualified and supplemental retirement plans that he would have received had he remained employed for two years after the date of his termination. Mr. Luchese will be required to repay to us, with interest, the lump-sum benefit equal to two times the sum of his base salary and Most Recent Bonus if, during the two-year employment period, he violates a certain non-competition covenant in the Change in Control Agreement.

     If the total payments to Mr. Luchese under the Change in Control Agreement and from any other source would result in the imposition of an excise tax under
Section 4999 of the Code, the payments will be reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a net after-tax benefit to Mr. Luchese. The Change in Control Agreement further provides that Mr. Luchese has no obligation to mitigate severance payments, we will reimburse Mr. Luchese for all legal fees incurred in enforcing or contesting the Change in Control Agreement, and Mr. Luchese will hold for the benefit of us all confidential information concerning us obtained over the course of this employment. We will require its successors to expressly assume its obligations under the Change in Control Agreement.

Compensation Committee Interlocks and Insider Participation

     There are no "interlocks," as defined by the Securities and Exchange Commission, with respect to any member of the Compensation Committee.

Indemnification and Limitation of Liability

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     . any breach of their duty of loyalty to the corporation or its stockholders;

     . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     . any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we must indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether the bylaws would permit indemnification. We have purchased directors and officers liability insurance, which provides coverage against specified liabilities.

                            PRINCIPAL STOCKHOLDERS


     Based solely upon information made available to us, the following table sets forth certain information with respect to the beneficial ownership of Common Stock as of April 9, 2001 by (i) each person who is known by us to beneficially own more than five percent of the Common Stock; (ii) each of our directors; (iii) each of the Named Executive Officers; and (iv) all officers and directors as a group. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                                                         Shares of Common Stock
                                                                                  -------------------------------------
Name and Address of Beneficial Owner                                                   Number            Percentage
------------------------------------                                                   ------            ----------
Named Executive Officers and Directors:
 Alexander L. Cappello /1/                                                            795,307             7.8%
 Raymond C. Carnahan, Jr./2/                                                           18,799             *
 R. Martin Emanuele/3/                                                                178,937             1.7%
 William B. Fleck/4/                                                                  136,076             1.3%
 J. Michael Grindel/5/                                                                136,523             1.3%
 Lyle A. Hohnke/6/                                                                      7,498             *
 Max Link/7/                                                                           26,248             *
 Jack J. Luchese/8/                                                                 1,528,107            13.1%
 Herbert H. McDade/9/                                                                  27,429             *
 Mark W. Reynolds/10/                                                                 146,763             1.4%
 All executive officers and directors as a group (10 persons)/11/                   3,001,687            24.5%


------------------------------------
*  Less than 1%.

(1) Includes warrants to purchase 795,307 Shares of Common Stock exercisable within 60 days held by Cappello Capital Corp.
(2) Includes options to purchase 18,549 shares of Common Stock exercisable within 60 days.
(3) Includes options to purchase 158,972 shares of Common Stock exercisable within 60 days.
(4) Includes options to purchase 115,161 shares of Common Stock exercisable within 60 days.
(5) Includes options to purchase 127,249 shares of Common Stock exercisable within 60 days.
(6) Includes options to purchase 7,498 shares Common Stock exercisable within 60 days.
(7) Includes options to purchase 8,707 shares of Common Stock exercisable within 60 days.
(8) Includes warrants to purchase 1,457,427 shares of Common Stock exercisable within 60 days. Mr. Luchese's business address is c/o CytRx Corporation, 154 Technology Parkway, Norcross, Georgia 30092.
(9) Includes options to purchase 26,429 shares of Common Stock exercisable within 60 days.
(10) Includes options to purchase 123,292 shares of Common Stock exercisable within 60 days.
(11)  Includes options and warrants to purchase 2,838,591 shares of Common
      Stock exercisable within 60 days.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective January 1, 2001, we entered into an agreement with Cappello Capital Corp. ("Cappello") in which Cappello will serve as our exclusive financial advisor. In this capacity, Cappello will assist us with analysis of potential transactions and strategic alternatives. The types of transactions that Cappello may assist us with include private placement of equity, debt or convertible securities, strategic alliances, sale of all or a portion of the Company, recapitalization or strategic acquisitions. As compensation for its services, we granted Cappello a ten-year warrant to purchase 1,413,880 shares of our common stock (subject to downward adjustment under certain conditions) with an exercise price of $1.00. Additionally, if we proceed with any of the transactions described in the agreement, we will pay Cappello a cash fee of between 3% and 7.5%, depending upon the nature of the transaction and the dollar amount involved. Alexander L. Cappello, one of our directors, is Chairman and CEO of Cappello Group, Inc., parent of Cappello Capital Corp.

                         DESCRIPTION OF CAPITAL STOCK

General

     We are authorized to issue up to 50,000,000 shares of common stock, $.001 par value per share, and 1,000 shares of preferred stock, $.01 par value per share. As of April 4, 2001, 10,200,196 shares of common stock were issued and outstanding. We have no preferred stock outstanding. All of the outstanding capital stock is and will be, fully paid and non-assessable.

Common Stock

     Holders of common stock are entitled to one vote per share. All actions submitted to a vote of stockholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

     Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock, if there are any.

     In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

     Holders of common stock are not entitled to preemptive rights and the common stock is not subject to redemption.

     The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Preferred Stock

     Our board of directors has the ability to issue up to 1,000 shares of Series A Junior Participating Preferred Stock without stockholder approval.

     Holders of Series A Junior Participating Preferred Stock are entitled to vote on any matter with the common stock. The number of votes per whole share of Series A Junior Participating Preferred Stock is equivalent to the number of votes a holder of 100 shares, as adjusted from time to time, of our common stock would receive (see Common Stock above).

     Holders of Series A Junior Participating Preferred Stock are entitled to receive dividends on each date dividends are paid to the holders of common stock in an amount per whole share of Series A Junior Participating Preferred Stock equivalent to the amount a holder of 100 shares, as adjusted from time to time, of our common stock would receive (see Common Stock above). Holders of Series A Junior Participating Preferred Stock are also entitled to receive an additional quarterly dividend in an amount per whole share equal to the excess (if any) of $1.00 over the aggregate dividends paid per whole share during the quarter. Dividends paid to the holders of Series A Junior Participating Preferred Stock shall be cumulative.

     As long as any shares of Series A Junior Participating Preferred Stock remain outstanding, no dividend (other than a dividend in common stock or other stock ranking junior to Series A Junior Participating Preferred Stock) shall be paid, unless the full cumulative dividends on all outstanding shares of Series A Junior Participating Preferred Stock has been paid.

     In the event of a merger, consolidation, reclassification or other transaction where common stock is exchanged for other stock, securities, cash, or any other property, the shares of Series A Junior Participating Preferred Stock shall similarly be exchanged in an amount per whole share equal to the aggregate amount of stock, securities, cash, or other property a holder of 100 shares, as adjusted from time to time, of common stock would receive.

     In the event of a liquidation of our company, before any distribution or payment is made to the holders of common stock or to any other stock ranking junior to the Series A Junior Participating Preferred Stock, a holder of Series A Junior Participating Preferred Stock is entitled to, per whole share of Series A Junior Participating Preferred Stock, the greater of $1.00 or the equivalent of the aggregate amount distributed or to be distributed to the holder of 100 shares, as adjusted from time to time, of common stock.

     The Series A Junior Participating Preferred Stock is not redeemable.

     The issuance of Series A Junior Participating Preferred Stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock.

     The board of directors' authority to issue preferred stock without shareholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt.

Shareholder Protection Rights Agreement

     On April 16, 1997, our Board of Directors declared a distribution of one right for each outstanding share of our common stock, to shareholders of record at the close of business on May 15, 1997 and for each share of common stock issued (including shares distributed from Treasury) by us thereafter and prior to the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of our common stock, or (ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 15% or more of our then outstanding shares of common stock.

     Each right entitles the registered holder to purchase from us one ten-thousandth (1/10,000th) of a share of Series A Participating Preferred Stock, par value $0.01 per share, at a purchase price of $30 per share, subject to adjustment. The description and terms of the rights are set forth in a Shareholder Protection Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent, dated April 16, 1997.

     Generally, the rights only become exercisable the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of our common stock, or
(ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in the person or group beneficially owning 15% or more of our then outstanding shares of common stock. A total of 1,000 shares of preferred stock has been reserved for issuance upon the exercise of the rights. The rights expire at the close of business on the tenth anniversary of the Rights Agreement unless we terminate them earlier.

     The provisions of the shareholder protection rights plan could have the effect of preventing, hindering or delaying our change in control or change in management.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to our Current Report on Form 8-K dated April 16, 1997 and is incorporated into this registration statement by reference. The above summary description of the rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Options and Warrants

     The common stock being registered pursuant to this Form S-1 include 150,000 shares issuable upon the exercise of a warrant held by Majorlink Holdings Limited under the private equity line of credit agreement, and 101,803 shares issuable upon the exercise of a warrant issued to Ladenburg Thalmann & Co., Inc. as a placement fee. The exercise price of these warrants is $2.25 and $3.438, respectively, and they may be exercised until April 28, 2003.

     As of April 4, 2001, 1,159,369 options for shares were outstanding under our stock option plans and 699,056 shares were available for future grants under our stock option plans. Additionally, we have granted warrants to purchase an aggregate of 1,707,427 shares of our common stock to Jack J. Luchese, pursuant to his employment contract. In addition to options granted through the stock option plans and warrants granted to Mr. Luchese, as of April 4, 2001 there were outstanding warrants to purchase 2,653,183 of our common stock held by consultants and investors.

     Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Antitakeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

     Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     .  the acquisition of our capital stock by means of a tender offer;

     . the acquisition of our capital stock by means of a proxy contest or otherwise; or

     .  the removal of our incumbent officers and directors.


     These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.


     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three year term, with our stockholders electing one class each year. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under our bylaws, only the board of directors, the chairman of the board or the president may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures for stockholder proposals and for the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Delaware Antitakeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner specified in Section 203. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own 15% or more of a corporation's voting stock. The existence of this provision may have an antitakeover effect by discouraging takeover attempts not approved in advance by the board of directors, that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

     The transfer agent for our common stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.


                    PRIVATE EQUITY LINE OF CREDIT AGREEMENT

Overview

     Majorlink Holdings Limited, a British Virgin Islands corporation, and we signed a private equity line of credit agreement dated April 26, 2000, and supplemented on November 28, 2000, for the future issuance and purchase of shares of our common stock. The private equity line of credit agreement establishes what is sometimes termed an equity line of credit or an equity drawdown facility. In general, the drawdown facility operates like this: the investor, Majorlink, has committed, subject to the satisfaction of certain conditions, up to $5 million to purchase shares of our common stock over a thirty (30) month period beginning on the effective date of this registration statement. Once every sixteen (16) trading days, we may request a draw of that money, subject to a formula based on the average common stock price over a three
(3) month period and the total trading volume for the same three (3) month period. Each draw down must be for at least $100,000. At the end of a ten (10) day trading period following the drawdown request (or "Put Notice"), Majorlink will provide us with the amount of money in our request, subject to limitations described below, and we will calculate the amount of shares we will issue to Majorlink in return for that money, based on the formula in the private equity line of credit agreement.

     Majorlink will receive a ten percent (10%) discount to the average of the nine (9) lowest average daily market prices of our common stock over a 15-day valuation period, weighted by trading volume. We will receive the amount of the drawdown less an escrow agent fee of $750 and a 7% placement fee payable to the placement agent, Ladenburg Thalmann & Co. Inc., which introduced Majorlink to us. Ladenburg Thalmann is not obligated to purchase any of our shares.

     In lieu of providing Majorlink with a minimum aggregate drawdown commitment, we have issued to them a stock purchase warrant to purchase 150,000 shares of our common stock with an exercise price of $3.438. Such exercise price was the volume-weighted average share price of our common stock on April 25, 2000, the day prior to the closing date. The warrant expires April 28, 2003.

     The listing requirements of The Nasdaq National Market prohibit us from issuing 20% or more of our issued and outstanding common shares in a single transaction if the shares may be issued for less than the greater of market value or book value. The private equity line of credit agreement provides that unless we obtain shareholder approval, we may not issue more than 19.9% of the number of shares of our common stock issued and outstanding on the closing date of the private equity line of credit agreement. The 19.9% is calculated in the aggregate of all draws made under the agreement as well as the common stock issued to Majorlink upon the exercise of the warrants issued under the private equity line of credit agreement. Based on shares of common stock issued and outstanding on April 26, 2000, the date of the private equity line of credit agreement, we may not issue more than 1,916,010 shares under that agreement and the Majorlink warrant without the approval of our shareholders. Because 150,000 shares are committed to the Majorlink warrant, if we wish to draw amounts under the private equity line of credit agreement which would cause an issuance of more 1,766,010 shares under that agreement, we must receive shareholder approval prior to any such drawdown. On June 27, 2000, at the annual meeting of stockholders, our stockholders voted to approve issuances of up to 5,000,000 shares of our common stock, to Majorlink under the private equity line of credit agreement, at a price lower than book or market value. This vote was specific to the private equity line of credit agreement. Consequently, we will have to go back to our shareholders to issue any shares in excess of 5,000,000 under the private equity line of credit agreement. In the event we have such a vote, pursuant to Section 2.1(b) of the private equity line of credit as amended, Majorlink will not be able to vote any shares they have previously purchased under the private equity line of credit agreement.

The Drawdown Procedure and the Stock Purchases

     We may request a drawdown by delivering a Put Notice to Majorlink, stating the investment amount we intend to sell to Majorlink. The period beginning 9 trading days before the date the Put Notice is delivered and ending 5 trading days after the date the Put Notice is delivered is used to determine the purchase price Majorlink will pay for the shares and the number of shares of our common stock we will provide to Majorlink in exchange for the investment amount.

Amount of the Draw

     The amount of the drawdown may not exceed 4.125% of the weighted average price for the three (3) month period prior to the date the Put Notice is deemed delivered (the "Put Date") multiplied by the total trading volume for the same three (3) month period.

Number of Shares

     To determine the number of shares of common stock we must issue in connection with a drawdown, take the drawdown amount (or "Investment Amount"), divide it by 90% of the average of the nine (9) lowest average daily market prices of our common stock, weighted by trading volume, over a 15-day valuation period beginning nine (9) trading days before the Put Date and ending five (5) trading days after the Put Date. The 90% accounts for Majorlink's 10% discount.

Sample Calculation of Stock Purchases

     The following is an example of the calculation of the Investment Amount and the number of shares we would issue to Majorlink in connection with that drawdown based on hypothetical assumptions.

Sample drawdown amount calculation.

     We deliver a Put Notice to Majorlink on December 1, 2001, the Put Date. The weighted average price for the three (3) month period prior to the Put Date is $1.00 and the total trading volume for that same three month period is 2,500,000 shares. Therefore, the maximum Investment Amount we can request is 4.125% of $2,500,000 or $103,125.00.

Sample Calculation of Number of Shares

     Assume that the Investment Amount we request is the maximum Investment Amount calculated above, $103,125.00. Further assume that the average of the (9) lowest average daily market prices for our common stock, weighted by trading volume over a 15-day valuation period beginning nine (9) trading days before the Put Date and ending five (5) trading days after the Put Date is $0.75. The number of shares to be issued would be $103,125.00 divided by 90% of $0.75 or 152,778 shares.

     We would receive $103,125.00 less the 7% fee to the placement agent, less a $750 escrow fee, or $95,156.25. The delivery of the requisite number of shares and payment of the draw will take place through an escrow agent, Epstein, Becker & Green, P.C. of New York. The escrow agent pays 93% of the draw to us, after subtracting its escrow fee, and 7% to Ladenburg Thalmann & Co. Inc., our placement agent, in satisfaction of placement agent fees. Only one drawdown can occur every sixteen
(16) trading days.

Necessary Conditions Before Majorlink will Purchase our Shares

     The following conditions must be satisfied before Majorlink will purchase the common shares that we wish to sell from time to time:

     . All representations and warranties we made in the private equity line of credit agreement shall remain true and correct as of each Closing as though we made such representation and warranty on the date of Closing;

     . We shall have obtained all permits and qualifications required by any state for the offer and sale of our common stock to Majorlink;

     . We shall have delivered into escrow or to DTC the common shares being purchased;

     . We shall have delivered to Majorlink an opinion of counsel as described in the private equity line of credit agreement;

     . We shall have delivered to our transfer agent instructions reasonably satisfactory to Majorlink;

     . This registration statement shall have become and remain effective and available for resales of the common shares by Majorlink and neither we nor Majorlink shall have received notice that the SEC has issued or intends to issue a stop order or has otherwise suspended or withdrawn the effectiveness of this registration statement and no other suspension or withdrawal of the effectiveness of this registration statement or related prospectus shall exist;

     . We shall have satisfied all laws and regulations pertaining to the sale and issuance of the common shares to Majorlink;

     . We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the private equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us.

     . No court or governmental authority of competent jurisdiction shall have acted to prohibit any of the transactions under the private equity line of credit agreement;

     .  No event shall have occurred which has a material adverse effect on us;

     . The trading of our common stock shall not have been suspended and shall not have been delisted from a principal market;

     . We shall not have had knowledge of any event likely to effect this registration statement being suspended or otherwise ineffective within thirty (30) trading days following the notice of such event.

     . Sixteen (16) trading days shall have elapsed since the last drawdown request; and

     . Majorlink has received and is reasonably satisfied with other customary closing documents as they may reasonably request.

     A further condition is that Majorlink may not purchase more than 19.9% of our common shares issued and outstanding as of April 26, 2000, the date of the private equity line of credit agreement, without us obtaining approval from our shareholders for such excess issuance. Majorlink may not vote any shares they receive under the private equity line of credit agreement in a vote for such excess issuance. In addition, the private equity line of credit agreement does not permit us to draw down funds if the issuance of shares of common stock to Majorlink pursuant to the drawdown would result in Majorlink owning more than 9.9% of our outstanding common stock on the drawdown exercise date.

Costs of Closing the Transaction

     At the closing of the transaction on April 26, 2000, we delivered the requisite opinion of counsel to Majorlink and paid the escrow agent, Epstein Becker & Green P.C., $10,000 for Majorlink's legal, administrative and escrow costs and for the ordinary services of the escrow agent for the closing of future draw downs. We also issued to Ladenburg Thalmann & Co. Inc. a warrant to purchase 101,803 shares of our common stock at an exercise price of $3.438 as a placement fee.

Termination of the Private Equity Line of Credit Agreement

     Majorlink may terminate the equity draw down facility under the private equity line of credit agreement if any of the following events occur:

     . Any stop order or suspension of the effectiveness of this registration statement issues for an aggregate of thirty (30) trading days during the 30 month term of the private equity line of credit agreement, with some exceptions.

     . Our common shares are delisted from The Nasdaq National Market unless such delisting is in connection with the listing of such shares on a comparable stock exchange in the United States;

     . Our common shares are no longer registered under Section 12(g) or 12(b) of the Exchange Act; or

     .  We cease to continue our corporate existence.




Indemnification of Majorlink

     Majorlink is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and the prospectus, except as they relate to information supplied by Majorlink to us for inclusion in the registration statement and prospectus.


                             SELLING STOCKHOLDERS

Overview

     Common shares registered for resale under this prospectus constitute 61.3% of our issued and outstanding common shares as of March 31, 2000. The number of shares we are registering is based in part on our good faith estimate of the maximum number of shares we will issue to Majorlink under the private equity line of credit agreement. Accordingly, the number of shares we are registering for issuance under the private equity line of credit agreement may be higher than the number we actually issue under the private equity line of credit agreement.


Majorlink Holdings Limited

     Majorlink Holdings Limited is engaged in the business of investing in publicly traded equity securities for its own account. Majorlink's principal offices are located at Aeulestrasse 74, FL-9490 Vaduz, Liechtenstein. Investment decisions for Majorlink are made by its board of directors. The members of Majorlink's board of directors are Mr. Hans Gassner, Dr. Kurt Alig, and Dr. Alex Wiederkehr. Other than the warrants we issued to Majorlink in connection with closing the common stock purchase agreement, they do not currently own any of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the private equity line of credit agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Majorlink and us other than the private equity line of credit agreement. Ladenburg Thalmann, the placement agent, is a broker-dealer headquartered in New York.


Ladenburg Thalmann & Co. Inc.

     Ladenburg Thalmann & Co. Inc. has acted as placement agent in connection with the common stock purchase agreement. Ladenburg Thalmann introduced us to Majorlink and assisted us with structuring the equity line of credit with Majorlink. Ladenburg Thalmann's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful placement of any securities.

     This prospectus covers 101,803 shares of common stock issuable upon exercise of warrants we have issued to Ladenburg Thalmann as a placement fee for introducing us to Majorlink. Those warrants are exercisable at $3.438 per share and expire April 28, 2003. The decision to exercise any warrants issued, and the decision to sell the common stock issued pursuant to the warrants, will be made by Ladenburg Thalmann's officers and board of directors. Other than the warrants, Ladenburg Thalmann does not currently own any of our securities as of the date of this prospectus. Our agreement with Ladenburg Thalmann provides Ladenburg Thalmann with a right of first refusal for one year after completion of the offering under the common stock purchase agreement, as underwriter or placement agent, all of our financing arrangements at terms no less favorable than we could obtain in the market.

                              PLAN OF DISTRIBUTION

General

     The number of shares being registered include up to 6,010,244 shares which may be issued to Majorlink Holdings Limited in accordance with the private equity line of credit agreement, 150,000 shares which may be issued to Majorlink upon the exercise of a warrant issued to Majorlink in accordance with the private equity line of credit agreement, and 101,803 shares which may be issued to Ladenburg Thalmann & Co., Inc., upon the exercise of a warrant issued to Ladenburg as a replacement fee. The 6,010,244 shares represents the number of shares we would issue to Majorlink assuming a share price of $0.63 (our closing share price on December 27, 2001) plus a cushion to account for decreases in the market price of our common stock. On June 27, 2000, at the annual meeting of stockholders, our stockholders voted to approve the issuance of up to 5,000,000 shares of Majorlink under the private equity line of credit agreement. Therefore, we would have to get additional shareholder approval to issue greater than 5,000,000 to Majorlink under the private equity line of credit agreement.


     Majorlink and Ladenburg are offering the common shares for their accounts, and not for our account. Majorlink is offering the common shares as statutory underwriter. We will not receive any proceeds from the sale of common shares by Majorlink or Ladenburg. Majorlink may be offering for sale the shares of our common stock acquired by it pursuant to the terms of the private equity line of credit agreement more fully described under the section above entitled "The Private Equity Line of Credit Agreement". Both Majorlink and Ladenburg may be offering for sale the shares of our common stock acquired by them pursuant to the warrants we issued to them in connection with the transaction. Majorlink has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and will be acting as an underwriter in its resales of the common shares under this prospectus. Majorlink has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of The Nasdaq National Market.

     As of April 28, 2000, we had approximately 9,580,050 shares of common stock outstanding. The following table shows the number of shares we would issue to Majorlink and the price it would pay for those shares given the hypothetical variable shown in the table, if

     . we requested drawdowns of the maximum amount under the private equity line of credit agreement;

     .  we set a minimum per share price of $1.00;

     . we do not issue more shares to Majorlink under private equity line of credit agreement than we are currently registering for resale of the shares issued under the common stock purchase agreement.

 Volume-Weighted Average        Number of Shares Issuable to Majorlink under    Price per share paid
      Daily Price              the Private Equity Line of Credit Agreement(d)       by Majorlink
------------------------       ----------------------------------------------   --------------------
      $1.0000(a)                               5,555,556                             $0.9000
      $1.5106(b)                               3,677,822                             $1.3595
      $2.2659(c)                               2,451,821                             $2.0393

-----------------------------------
(a) Represents the lowest price at which our shares can remain listed on the Nasdaq National Market.
(b) Represents the average closing price for our common stock for the nine (9) lowest closing prices of our common stock for the period beginning nine (9) trading days before April 28, 2000 and ending five (5) trading days after April 28, 2000.
(c) Represents 150% of the average closing price for our common stock for the nine (9) lowest closing prices of our common stock for the period beginning nine (9) trading days before April 28, 2000 and ending five (5) trading days after April 28, 2000.
(d) The number of shares we would issue could be limited by a provision of the private equity line of credit agreement that prevents us from issuing shares to Majorlink to the extent Majorlink would beneficially own more than 9.9% of our then outstanding stock.

     To permit Majorlink to resell the common shares issued to it under the private equity line of credit agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Majorlink that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, in order to keep it effective until the earliest of any of the following dates:

     . the date that none of the common shares are or may become issued and outstanding;

     . the date that all of the common shares have been sold pursuant to the Registration Statement;

     . the date the holders of the common shares receive an opinion of our counsel that the common shares may be sold under the provisions of Rule 144 promulgated under the Securities Act (note that Majorlink, as a statutory underwriter, will not be able to sell the common shares under the provisions of Rule 144);

     . the date after which all common shares have been transferred to persons who may trade such shares without restriction under the Securities Act, and we have delivered a new certificate or other evidence of ownership not bearing a restrictive legend; or

     . the date after which all of the common shares may be sold, in the opinion of our counsel, without limitation pursuant to Rule 144(k) promulgated under the Securities Act.

     Shares of common stock offered through this prospectus may be sold from time to time by Majorlink or Ladenburg. Such sales may be made on The Nasdaq National Market, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. There is no existing arrangement between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by selling stockholders through this prospectus.

     The common shares may be sold in one or more of the following manners:

     . a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     .  purchases by a broker or dealer for its account under this prospectus;
        or

     . ordinary brokerage transactions and transactions in which the broker solicits purchases.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such common shares, from such purchaser).

     Broker-dealers may agree with the selling stockholders to sell a specified number of common shares at a stipulated price per share, and, to the extent such a broker dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold common shares at price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Such brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters in connection with such sales.

     We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part, and have reimbursed Majorlink $10,000 for its legal, administrative and escrow costs.

     Majorlink is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution, including stabilization activities in the common shares to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition, in connection with the transactions in the common shares, Majorlink and we will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

     The selling stockholders will pay all commissions and certain other expenses associated with the sale of the common shares.

     The price at which we will issue the common shares to Majorlink under the private equity line of credit agreement will be 90% of the average of the nine
(9) lowest average daily market prices of our common stock over a 15-day valuation period, weighted by trading volume on The Nasdaq National Market. Assuming we use the entire $5 million of financing available under the private equity line of credit agreement, underwriting compensation for Majorlink based on the discounted purchase price will be $500,000, plus 150,000 warrants to purchase common stock at $2.25 per share issued April 26, 2000.

Limited Grant of Registration Rights

     We granted registration rights to Majorlink to enable it to sell the common stock it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation -

     . to assist or cooperate with Majorlink in the offering or disposition of such shares;

     . to indemnify or hold harmless the holders of any such shares (other than Majorlink) or any underwriter designated by such holders;

     . to obtain a commitment from an underwriter relative to the sale of any such shares; or

     .  to include such shares within any underwritten offering we do.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Majorlink, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

     .  the name of any broker-dealers;

     .  the number of common shares involved;

     .  the price at which the common shares are to be sold;

     . the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     . that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     .  any other facts material to the transaction.

     Our registration rights agreement with Majorlink permits us to restrict the resale of the shares Majorlink has purchased from us under the private equity line of credit agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. We may restrict Majorlink for up to 30 consecutive days without penalty.

                                 LEGAL MATTERS

       The validity of the shares of common stock issued in this offering will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We've included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a Registration Statement (of which this prospectus is a part) under the Securities Act of 1933, as amended, relating to the common stock we are offering. This prospectus does not contain all the information that is in the Registration Statement. Portions of the Registration Statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus that summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the Registration Statement.

     For further information regarding our company and our common stock, please see the Registration Statement and its exhibits and schedules. You may examine the Registration Statement free of charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of the Registration Statement may also be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330, at prescribed rates.

     In addition, the Registration Statement and other public filings can be obtained from the Commission's Web site at http://www.sec.gov. We intend to furnish our stockholders written annual reports containing audited financial statements certified by an independent public accounting firm.

                               CYTRX CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements as of December 31, 2000
---------------------------------------------------------
Consolidated Balance Sheets as of December 31, 2000 and 1999    F-2

Consolidated Statements of Operations for the Years
  Ended December 31, 2000, 1999 and 1998                        F-3

Consolidated Statements of Stockholders' Equity
  for the Years Ended December 31, 2000, 1999 and 1998          F-4

Consolidated Statements of Cash Flows
  for the Years Ended December 31, 2000, 1999 and 1998          F-5

Notes to Consolidated Financial Statements                      F-6

Report of Independent Auditors                                  F-15

Financial Statement Schedule
  Schedule II - Valuation and Qualifying Accounts               F-16


                                                   CYTRX CORPORATION
                                             CONSOLIDATED BALANCE SHEETS

                                                                                      December 31,
                                                                             ----------------------------
                                                                                 2000            1999
                                                                             ------------    ------------
ASSETS
Current assets:
    Cash and cash equivalents                                                $  3,779,376    $  3,031,893
    Accounts receivable, net                                                       54,160         174,292
    Inventories                                                                         -           6,480
    Other current assets                                                           34,171         202,610
                                                                             ------------    ------------
                 Total current assets                                           3,867,707       3,415,275

Property and equipment, net                                                     2,331,977       2,641,810

Other assets:
    Note receivable                                                               598,576               -
    Other assets                                                                   60,978          70,978
                                                                             ------------    ------------
                 Total other assets                                               659,554          70,978
                                                                             ------------    ------------
                 Total assets                                                $  6,859,238    $  6,128,063
                                                                             ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                         $    298,236    $    629,738
    Accrued expenses and other current liabilities                                942,188       2,121,999
                                                                             ------------    ------------
                 Total current liabilities                                      1,240,424       2,751,737

Long-term debt                                                                          -         650,000

Other long-term liabilities                                                             -       1,693,638

Commitments

Stockholders' equity:
    Preferred Stock, $.01 par value, 1,000 shares authorized,
       including 1,000 shares of Series A Junior Participating
       Preferred Stock; no shares issued and outstanding                                -               -
    Common stock, $.001 par value, 18,750,000 shares authorized;
       10,734,012 and 8,373,853 shares issued at December 31,
       2000 and 1999, respectively                                                  10,734           8,374
    Additional paid-in capital                                                  72,737,739      67,805,871
    Treasury stock, at cost (633,816 shares held at December 31, 2000
       and 1999)                                                               (2,279,238)     (2,279,238)
    Accumulated deficit                                                       (64,850,421)    (64,502,319)
                                                                             ------------    ------------
                 Total stockholders' equity                                     5,618,814       1,032,688
                                                                             ------------    ------------
                 Total liabilities and stockholders' equity                  $  6,859,238    $  6,128,063
                                                                             ============    ============


                                                      See accompanying notes.

                                                          CYTRX CORPORATION
                                                CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            Year Ended December 31,
                                                               --------------------------------------------
                                                                   2000            1999             1998
                                                               -----------     ------------     -----------
Revenues:
     Net service revenues                                      $   451,031     $    322,536     $   350,789
     License fees                                                2,000,000                -               -
     Interest income                                               170,433          462,634       1,007,019
     Grant revenue                                                 348,790          464,442         511,375
     Other                                                         357,604          141,848         244,353
                                                               -----------     ------------     -----------
                                                                 3,327,858        1,391,460       2,113,536

Expenses:
     Cost of service revenues                                      267,915          239,840         187,047
     Research and development                                    1,962,171       12,811,925       7,305,835
     Selling, general and administrative                         2,245,229        3,609,613       2,312,062
     Interest                                                            -                -          45,888
                                                               -----------     ------------     -----------
                                                                 4,475,315       16,661,378       9,850,832
                                                               -----------     ------------     -----------
Loss from continuing operations before extraordinary item       (1,147,457)     (15,269,918)     (7,737,296)

Income from discontinued operations                                799,355          236,730       2,329,352
Minority interest in discontinued operations                             -           (3,897)       (614,585)
                                                               -----------     ------------     -----------
Loss before extraordinary item                                    (348,102)     (15,029,291)     (4,793,359)
Extraordinary item:
     Loss on early extinguishment of debt                                -                -        (325,120)
                                                               -----------     ------------     -----------
Net loss                                                       $  (348,102)    $(15,029,291)    $(5,118,479)
                                                               ===========     ============     ===========

Basic and diluted income (loss) per common
 share:
     Continuing operations                                     $     (0.12)    $      (1.99)    $     (1.01)
     Discontinued operations                                          0.08             0.03            0.38
     Extraordinary item                                                  -                -           (0.04)
                                                               -----------     ------------     -----------
     Net loss                                                  $     (0.04)    $      (1.96)    $     (0.67)
                                                               ===========     ============     ===========

Basic and diluted weighted average shares outstanding            9,423,787        7,652,227       7,625,578


                                                      See accompanying notes.

                                                         CYTRX CORPORATION
                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Common Stock
                                         -------------------------     Additional
                                             Shares                     Paid-in       Accumulated       Treasury
                                             Issued       Amount        Capital         Deficit          Stock          Total
                                         ------------------------------------------------------------------------------------------

Balance at December 31, 1997                 7,986,441     $ 7,986      $65,793,491    $(44,354,549)    $(2,198,533)   $ 19,248,395
     Issuance of common stock                  250,485         251          630,086               -               -         630,337
     Purchase of treasury stock                      -           -                -               -         (71,705)        (71,705)
     Net loss                                        -           -                -      (5,118,479)              -      (5,118,479)
                                         ------------------------------------------------------------------------------------------
Balance at December 31, 1998                 8,236,926       8,237       66,423,577     (49,473,028)     (2,270,238)     14,688,548
     Issuance of common stock                  136,927         137          339,078               -               -         339,215
     Issuance of stock options/warrants                                   1,043,216                                       1,043,216
     Purchase of treasury stock                      -           -                -               -          (9,000)         (9,000)
     Net loss                                        -           -                -     (15,029,291)              -     (15,029,291)
                                         ------------------------------------------------------------------------------------------
Balance at December 31, 1999                 8,373,853       8,374       67,805,871     (64,502,319)     (2,279,238)      1,032,688
     Issuance of common stock                2,360,159       2,360        4,567,255               -               -       4,569,615
     Issuance of stock options/warrants              -           -          364,613               -               -         364,613
     Net loss                                        -           -                -        (348,102)              -        (348,102)
                                         ------------------------------------------------------------------------------------------
Balance at December 31, 2000                10,734,012     $10,734      $72,737,739    $(64,850,421)    $(2,279,238)   $  5,618,814
                                         ==========================================================================================



                                                      See accompanying notes.

                                                                 CYTRX CORPORATION
                                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year Ended December 31,
                                                                    --------------------------------------------
                                                                       2000            1999            1998
                                                                    ------------   -------------   -------------
Cash flows from operating activities:
    Net loss                                                        $  (348,102)   $(15,029,291)    $(5,118,479)
    Adjustments to reconcile net loss to net
       cash used in operating activities:
       Depreciation                                                     317,850          68,377         216,811
       Amortization                                                           -               -         282,732
       Gain on sales of segment operations                             (679,784)       (240,196)     (7,012,305)
       Gain on sale of real estate                                            -               -        (433,786)
       Impairment loss (discontinued operations)                              -               -       3,212,615
       Extraordinary loss on early extinguishment of debt                     -               -         325,120
       Minority interest in net loss of subsidiary                            -          (3,897)       (614,585)
       Stock option and warrant expense                                 364,613       1,043,216               -
       Changes in assets and liabilities:
           Receivables                                                   52,811         (91,043)      1,082,390
           Inventories                                                    3,585           4,455       1,037,197
           Notes receivable                                              51,424         300,000         100,000
           Other assets                                                 198,454         (93,675)         98,545
           Accounts payable                                             124,868         546,019         208,884
           Unearned revenue                                                   -               -         172,380
           Other liabilities                                         (1,435,841)      1,950,233        (495,323)
                                                                    ------------   -------------    ------------
    Total adjustments                                                (1,002,020)      3,483,489      (1,819,325)
                                                                    ------------   -------------    ------------
       Net cash used in operating activities                         (1,350,122)    (11,545,802)     (6,937,804)


Cash flows from investing activities:
    Purchases of held-to-maturity securities                                  -               -      (6,417,066)
    Maturities of held-to-maturity securities                                 -       6,417,066               -
    Decrease in long-term investments                                         -               -       5,326,647
    Net proceeds from sales of segment operations                       100,000         240,196       8,336,985
    Net proceeds from sale of technology                                      -         600,000               -
    Net proceeds from sale of real estate                                     -               -       4,260,747
    Capital (expenditures) retirements, net                             (28,032)     (2,515,157)        (13,317)
                                                                    -----------    ------------     -----------
       Net cash provided by investing activities                         71,968       4,742,105      11,493,996

Cash flows from financing activities:
    Net proceeds from issuance of common stock                        2,225,637         339,215         125,880
    Redemption/retirement of debt                                      (200,000)              -      (1,650,000)
    Purchase of treasury stock                                                -          (9,000)        (71,705)
    Proceeds from issuance of debt, net of issuance costs                     -         650,000               -
                                                                    -----------    ------------     -----------
       Net cash provided by (used in) financing activities            2,025,637         980,215      (1,595,825)

Net increase (decrease) in cash and cash equivalents                    747,483      (5,823,482)      2,960,367
Cash and cash equivalents at beginning of year                        3,031,893       8,855,375       5,895,008
                                                                    -----------    ------------     -----------
Cash and cash equivalents at end of year                            $ 3,779,376    $  3,031,893     $ 8,855,375
                                                                    ===========    ============     ===========

Supplemental disclosure of cash flow information:
    Cash paid during the year for interest                          $         -    $          -     $   45,888
                                                                    ===========    ============     ==========

                                                      See accompanying notes.

                               CYTRX CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Nature of Business

     CytRx Corporation ("CytRx" or "the Company") is a biopharmaceutical company focused on the development and commercialization of high-value human therapeutics. The Company's current research and development include FLOCOR, an intravenous agent for treatment of sickle cell disease and other acute vaso-occlusive disorders, and TranzFect, a delivery technology for DNA-based vaccines. CytRx also has a research pipeline with opportunities in the areas of muscular dystrophy, cancer, spinal cord injury, vaccine delivery and gene therapy.

     The Company's sales from continuing operations relate to Spectrum Recruitment Research ("Spectrum"), through which the Company markets the services of its small group of human resources professionals as a way of offsetting the Company's cost of maintaining this function. Spectrum's services are marketed primarily within metropolitan Atlanta, Georgia. The Company's operational focus is on the development and commercialization of pharmaceutical products; the Spectrum operations were formed as an ancillary activity.

2.  Summary of Significant Accounting Policies

     Basis of Presentation - The consolidated financial statements include the accounts of CytRx together with those of its majority-owned subsidiaries. As more thoroughly discussed in Note 14, the operations of Proceutics, Inc., CytRx Animal Health, Inc., Vaxcel, Inc., and the Company's TiterMax business segment are presented as discontinued operations for all periods presented.

     Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of commercial paper and amounts invested in money market accounts.

     Investments - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are included in investment income and are determined on a first-in, first-out basis. The Company held no investments at December 31, 2000 or 1999.

     Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash and cash equivalents, investments, accounts receivable, notes receivable, accounts payable and long-term debt approximate their fair values.

     Inventories - Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

     Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives (generally five years for equipment and furniture) of the related assets. Leasehold improvements are amortized over the term of the related lease or other contractual arrangement.

     Patents and Patent Application Costs - Although the Company believes that its patents and underlying technology have continuing value, the amount of future benefits to be derived therefrom is uncertain. Patent costs are therefore expensed rather than capitalized.

     Acquired Developed Technology and Other Intangibles - Acquired developed technology and other intangible assets are amortized over their estimated useful lives on a straight-line basis. Management continuously monitors and evaluates the realizability of recorded acquired developed technology and other intangible assets to determine whether their carrying values have been impaired. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 121, Accounting for the Impairment of Long-Lived Assets, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Any impairment loss is measured by comparing the fair value of the asset to its carrying amount. As more fully discussed in Note 14, during 1998 management evaluated these assets and recorded a provision for impairment of such assets.

     Accrued Expenses and Other Liabilities - Accrued expenses and other liabilities at December 31 are summarized below (in thousands). The headings correspond to the captions on the accompanying Balance Sheet.

                                                 Accrued Expenses and Other
                                                    Current Liabilities           Other Long-Term Liabilities
                                                ----------------------------      ---------------------------
                                                     2000           1999             2000            1999
                                                    -----         ------           -------           -----
Clinical research activities                        $ 378         $  631           $     -           $ 966
Scientific and regulatory activities                    -            564                 -             460
Chemical plant construction                             -            146                 -             228
Deferred revenue                                      256            233                 -               -
Employee incentives & severance                         -            233                 -               -
Other miscellaneous                                   308            315                 -              40
                                                    -----         ------           -------           -----
Total                                               $ 942         $2,122           $     -           $1,694
                                                    =====         ======           =======           ======

     Basic and Diluted Loss per Common Share - Basic and diluted loss per share are computed based on the weighted average number of common shares outstanding. Common share equivalents (which may consist of options and warrants) are excluded from the computation of diluted loss per share since the effect would be antidilutive.

     Shares Reserved for Future Issuance - As of December 31, 2000, the Company has reserved approximately 3,616,000 of its authorized but unissued shares of common stock for future issuance pursuant to its employee stock option plans and warrants, and 4,643,000 shares pursuant to warrants issued to consultants and investors.

     Revenue Recognition - Sales are recognized at the time products are shipped or services rendered. The Company does not require collateral or other securities for sales made on credit. Revenues from collaborative research arrangements and grants are generally recorded as the related costs are incurred. The costs incurred under such arrangements approximated the revenues reported in the accompanying statements of operations. Non-refundable license fee revenue is recognized upon receipt when no continuing involvement of the Company is required and payment of the license fee represents the culmination of the earnings process. Non-refundable license fees received subject to future performance by the Company or that are credited against future payments due to the Company are deferred until services are performed, future payments are received or termination of the agreement, whichever is earlier.

     Stock-based Compensation - The Company grants stock options and warrants for a fixed number of shares to key employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants and warrants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations, and, accordingly, recognizes no compensation expense for the stock option grants and warrants for which the terms are fixed. For stock option grants and warrants which vest based on certain corporate performance criteria, compensation expense is recognized to the extent that the quoted market price per share exceeds the exercise price on the date such criteria are achieved or are probable. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("Statement 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company has continued to account for stock-based compensation in accordance with APB 25 (See Note 9). The Company has also granted stock options and warrants to certain consultants and other third parties. Stock options and warrants granted to consultants and other third parties are accounted for in accordance with Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued for Sales of Goods and Services to Other Than Employees, and are valued at the fair market value of the options and warrants granted or the services received, whichever is more reliably measurable. Expense is recognized in the period in which a performance commitment exists or the period in which the services are received, whichever is earlier.

     Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and note receivable. The Company maintains cash and cash equivalents in large well-capitalized financial institutions and the Company's investment policy disallows investment in any debt securities rated less than "investment-grade" by national ratings services. The Company generally does not require collateral from its customers. The Company is at risk to the extent accounts receivable and note receivable amounts become uncollectible.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Segment Information - Effective January 1, 1998, the Company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 superceded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information (See Note 17).

     Recently Issued Accounting Standards - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, establishes a new model for accounting for derivatives and hedging activities and supercedes several existing standards. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of SFAS 133 will have a material impact on its financial statements.

     In December 1999, the SEC staff issued Staff Accounting Bulletin SAB 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 explains how the SEC staff applies by analogy the existing rules on revenue recognition to other transactions not covered by such rules. In March 2000, the SEC issued SAB 101A that delayed the original effective date of SAB 101 until the second quarter of 2000 for calendar year companies. In June 2000, the SEC issued SAB 101B that further delayed the effective date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The adoption of SAB 101 has not had a material impact on the Company's financial statements.

3.   Property and Equipment

  Property and equipment at December 31 consist of the following (in thousands):

                                                     2000            1999
                                                    ------          ------
Equipment and furnishings                           $2,122          $2,200
Leasehold improvements                                 984             969
                                                    ------          ------
                                                     3,106           3,169
Less accumulated depreciation                         (774)           (527)
                                                    ------          ------
                                                    $2,332          $2,642
                                                    ======          ======

4.   Long Term Debt

     In June 1999, the Company entered into a Purchase Agreement for the design and construction of manufacturing equipment for commercial production of FLOCOR. The Purchase Agreement called for, among other things, certain progress payments to be made, with the final payment of $650,000 due 18 months after installation of the equipment or 12 months after FDA approval of FLOCOR (the "Note"). The Note bore interest of 12% annually, payable monthly beginning in the first month after installation of the equipment. CytRx accepted installed delivery of the equipment in February 2000; the Note is reflected in the accompanying Balance Sheet at December 31, 1999 as Long Term Debt. In February 2000, the Note was cancelled in exchange for a cash payment of $200,000 and the issuance of Common Stock (see Note 5).

5. Exchange of Common Stock for Cancellation of Accounts Payable, Accrued Expenses and Debt

     During the first quarter of 2000, the Company reached agreements with certain trade creditors whereby an aggregate of $1,894,000 of trade payables was cancelled in exchange for the issuance of approximately 758,000 shares of CytRx's Common Stock. Of the trade payables balance, $1,694,000 existed at December 31, 1999, and was accordingly classified as Long-Term Liabilities on the accompanying Balance Sheet. The Company also cancelled $650,000 of Long-Term Debt (see Note 4) in exchange for a cash payment of $200,000 and the issuance of 180,000 shares of CytRx's Common Stock.

6.   Private Placement of Common Stock

     Effective March 24, 2000, the Company entered into a Stock Purchase Agreement with certain investors (the "Investors") whereby the Investors agreed to purchase 800,000 shares of the Company's Common Stock for an aggregate purchase price of $1,800,000 and the issuance of warrants to purchase an additional 330,891 shares at $2.25 per share. After consideration of offering expenses, net proceeds to the Company were approximately $1,649,000. The warrants expire March 31, 2003. The Investors were granted registration rights for the shares issued to them and the shares underlying the warrants. Subject to certain conditions, the Investors were also required, upon effective registration of the shares, to either (a) purchase an additional 286,000 shares at $2.25 per share and simultaneously receive an additional three-year warrant to purchase 143,000 shares at $2.25 per share, or (b) purchase 429,000 shares at a price equal to 75% of a trailing average market price of the Company's Common Stock, as defined in the Stock Purchase Agreement. In July 2000, the Investors exercised their rights to purchase 429,000 additional shares at a net price of $.77 per share, resulting in net proceeds of $307,000 to the Company, after consideration of offering expenses.

7.   Equity Line of Credit

     In April 2000, the Company entered into a Private Equity Line of Credit Agreement (the "ELC Agreement") with Majorlink Holdings Limited ("Majorlink"), pursuant to which the Company has the right to put shares of Common Stock to Majorlink from time to time during the "commitment period" to raise up to $5,000,000, subject to certain conditions and restrictions. The "commitment period" begins on the effective date of a registration statement filed by the Company to register the resale by Majorlink of the shares of Common Stock that Majorlink purchases under the ELC Agreement and ends on the earliest of (1) the date thirty months from such date, (2) the date on which Majorlink shall have purchased $5,000,000 of Common Stock under the ELC Agreement or (3) the date either party terminates the ELC Agreement in accordance with its terms. Each time the Company desires to raise a specific amount of cash under the ELC Agreement, the Company will issue to Majorlink a number of shares of Common Stock determined by dividing the amount of cash desired to be raised by the Company by 90% of a trailing market average price of the Company's Common Stock, as defined in the ELC Agreement. In connection with the ELC Agreement, the Company issued Majorlink a warrant to purchase up to 150,000 shares of Common Stock at a per share exercise price of $2.25. The warrant is exercisable for a period of three years.

8.   Commitments and Contingencies

     Rental expense from continuing operations under operating leases during 2000, 1999 and 1998 approximated $160,000, $212,000 and $154,000, respectively.
Minimum annual future obligations for operating leases are $165,000, $171,000, $178,000, $185,000, $193,000 and $485,000 in 2001, 2002, 2003, 2004, 2005 and
2006 and beyond, respectively. Aggregate minimum future subrentals the Company expects to receive under noncancellable subleases total approximately $110,000 at December 31, 2000.

9.   Stock Options and Warrants

     CytRx has stock option plans pursuant to which certain key employees, directors and consultants are eligible to receive incentive and/or nonqualified stock options to purchase shares of CytRx's common stock. The options granted under the plans generally become exercisable over a three year period from the dates of grant and have lives of ten years. Certain options granted to the Company's executive officers and others contain alternative or additional vesting provisions based on the achievement of corporate objectives. Additionally, the Company has granted warrants to purchase shares of the Company's common stock to its President and Chief Executive Officer subject to vesting criteria as set forth in his warrant agreements; such warrants have lives of ten years from the dates of grant. Exercise prices of all options and warrants for employees and directors are set at the fair market values of the common stock on the dates of grant. During 2000 and 1999, the vesting criteria for certain options and warrants held by employees were achieved, resulting in $115,000 and $689,000 of compensation expense, respectively. During 2000 and 1999, services were received in exchange for options and warrants issued to certain consultants, resulting in aggregate non-cash charges of $249,000 and $355,000, respectively.

     A summary of the Company's stock option and warrant activity and related information for the years ended December 31 is shown below.

                                                       Options and Warrants           Weighted Average Exercise Price
                                              -----------------------------------     -------------------------------
                                                  2000         1999         1998        2000        1999        1998
                                              ----------   ----------   ----------      -----       -----       -----
Outstanding - beginning of year                3,137,852    2,258,308    1,439,297      $1.43       $1.17       $4.87
Granted                                        1,416,803      961,750      902,488       2.04        2.25        2.65
Exercised                                       (106,567)     (12,103)           -       1.28        1.00           -
Forfeited                                       (741,989)     (70,103)     (83,477)      1.86        5.91        4.37
Expired                                          (20,417)           -            -       1.00           -           -
                                              ----------   ----------   ----------
Outstanding - end of year                      3,685,682    3,137,852    2,258,308      $1.57       $1.43       $1.17
                                              ==========   ==========   ==========
Exercisable at end of year                     2,917,674    2,170,107    1,104,620      $1.47       $1.25       $1.33

Weighted  average  fair  value of
   options and  warrants  granted
   during the year:                                $1.98        $1.59        $2.30

     The following table summarizes additional information concerning options and warrants outstanding and exercisable at December 31, 2000:

                                         Options Outstanding                         Options Exercisable
  -----------------------------------------------------------------------      -------------------------------
                                           Weighted
                                           Average
                                          Remaining          Weighted              Number          Weighted
       Range of                           Contractual         Average             Of Shares         Average
   Exercise Price    Number of Shares     Life (years)     Exercise Price        Exercisable    Exercise Price
  ---------------  ------------------   --------------    ---------------      -------------    --------------
  $ 1.00 - 1.50        2,261,379              5.3              $1.08              2,034,874          $1.06
    2.13 - 3.438       1,419,303              5.0               2.33                877,800           2.41
    7.75                   5,000              4.2               7.75                  5,000           7.75
                       ---------                                                  ---------
                       3,685,682              5.2               1.57              2,917,674           1.47
                       =========                                                  =========

     The above tables for 2000 exclude an aggregate of 315,417 stock options with exercise prices ranging from $1.00 to $1.03 issued pursuant to the CytRx Corporation 2000 Long-Term Incentive Plan. These stock options are subject to shareholder approval.

     The Company has elected to follow APB 25 and related Interpretations in accounting for employee stock options and warrants because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options.

     Pro forma information regarding net loss and loss per share is required by Statement 123, which also requires that the information be determined as if the Company had accounted for employee stock options granted and warrants issued subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for the Company's options and warrants issued to employees was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                               2000      1999      1998
                                               ----     -----     -----
Weighted average risk free interest rate       6.24%     6.27%     5.64%
Dividend yields                                   0%        0%        0%
Volatility factors of the expected market
   price of the Company's common stock         1.03     1.046     1.026
Weighted average life of the option (years)       8         8         8

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the employee options and warrants is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows (in thousands, except per share data):

                                                   2000        1999      1998
                                                  ------     --------   -------
Pro forma net loss                                $ (941)    $(16,505)  $(6,521)
Pro forma net loss per share (basic and diluted)  $(0.10)    $  (2.16)  $  (.86)

10.  Shareholder Protection Rights Plan

     Effective April 16, 1997, the Company's Board of Directors declared a distribution of one Right for each outstanding share of the Company's common stock to stockholders of record at the close of business on May 15, 1997 and for each share of common stock issued by the Company thereafter and prior to a Flip-in Date (as defined below). Each Right entitles the registered holder to purchase from the Company one-ten thousandth (1/10,000th) of a share of Series A Junior Participating Preferred Stock, at an exercise price of $30. The Rights are generally not exercisable until 10 business days after an announcement by the Company that a person or group of affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's then outstanding shares of common stock (a "Flip-in Date").

     In the event the Rights become exercisable as a result of the acquisition of shares, each Right will enable the owner, other than the Acquiring Person, to purchase at the Right's then current exercise price a number of shares of common stock with a market value equal to twice the exercise price. In addition, unless the Acquiring Person owns more than 50% of the outstanding shares of common stock, the Board of Directors may elect to exchange all outstanding Rights (other than those owned by such Acquiring Person) at an exchange ratio of one share of common stock per Right. All Rights that are owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

     The Rights have been distributed to protect the Company's stockholders from coercive or abusive takeover tactics and to give the Board of Directors more negotiating leverage in dealing with prospective acquirors.

11.  Retirement Plan

     The Company maintained a defined contribution retirement plan (the "Plan") covering employees of the Company until February 2000, at which time the Plan was terminated. Total expense for the Plan for the years ended December 31, 2000, 1999 and 1998 was approximately $0, $69,000 and $110,000, respectively, of which $0, $1,000 and $44,000 related to discontinued operations for the years ended December 31, 2000, 1999 and 1998, respectively.

12.  Income Taxes

     For income tax purposes, CytRx and its subsidiaries have an aggregate of approximately $54.2 million of net operating losses available to offset against future taxable income, subject to certain limitations. Such losses expire in 2001 through 2020 as of December 31, 2000. CytRx also has an aggregate of approximately $6.7 million of research and development and orphan drug credits available for offset against future income taxes which expire in 2001 through 2021.

     Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. The components of the Company's deferred tax assets and liabilities are as follows (in thousands):


                                                    December 31,
                                             --------------------------
                                               2000                1999
                                             -------            --------
Deferred tax assets:
  Net operating loss carryforward            $20,590            $ 20,163
  Tax credit carryforward                      6,652               6,278
  Other                                        2,822                 108
                                             -------            --------
Total deferred tax assets                     30,064              26,549
Deferred tax liabilities:
  Depreciation and other                      (2,882)               (185)
                                             -------            --------
Total deferred tax liabilities                (2,882)               (185)
                                             -------            --------
Net deferred tax assets                       27,182              26,364
Valuation allowance                          (27,182)            (26,364)
                                             -------            --------
                                             $     -            $      -
                                             =======            ========

     Based on assessments of all available evidence as of December 31, 2000 and 1999, management has concluded that the respective deferred income tax assets should be reduced by valuation allowances equal to the amounts of the deferred income tax assets.

13.  License Agreements

Merck & Co., Inc.
-----------------
     In November 2000, CytRx entered into an exclusive, worldwide license agreement with Merck and Company, Inc. ("Merck") whereby CytRx granted to Merck rights to use its TranzFect technology in DNA-based vaccines targeted to four infectious diseases. In addition an upfront payment of $2 million for the first disease target, Merck will pay to CytRx milestone and product approval payments of up to $4 million as they develop the product. The Company has no commitment for continuing involvement to earn the upfront payment or the future milestone payments. Thus, the $2 million upfront payment has been recognized as license fee revenue in the current year. Additionally, if certain conditions are met regarding patent protection and Merck's competitive position, Merck may pay a royalty to CytRx of 1% on net sales of products incorporating TranzFect for the first disease target. For each of the licenses for the three additional disease targets, Merck will pay to CytRx a series of milestone and product approval payments totaling up to $2,850,000 each. If and when sales of products incorporating TranzFect for the three additional disease targets commence, CytRx will receive royalties of between 2 and 4% of the net sales from such products. Additionally, if certain conditions are met regarding patent protection and Merck's competitive position, Merck may pay an additional royalty to CytRx of 1% on net sales of products incorporating TranzFect for these additional disease targets, in which case the total royalties may be up to 5%.

Ivy Animal Health, Inc.
-----------------------
     In February 2001, CytRx entered into a license agreement with Ivy Animal Health, Inc. ("Ivy") of Overland Park, Kansas, whereby CytRx granted to Ivy a worldwide exclusive license to its investigational agent, CRL-8761, a non-antibiotic feed additive that enhances growth performance in monogastric food animals such as poultry and pigs. As part of the license, CytRx received a nominal upfront payment, and will receive a milestone fee upon regulatory approval in the United States and an eventual royalty equal to 5% of net sales.

14.  Discontinued Operations

Titermax
--------
     Since 1987 CytRx has manufactured, marketed and distributed Titermax, an adjuvant used to produce immune responses in research animals. Effective June 15, 2000, the Company entered into a Purchase Agreement with Titermax USA, Inc. (an unaffiliated company) whereby Titermax USA purchased the worldwide rights to market and distribute Titermax, including all accounts receivable, inventory and other assets used in the Titermax business. The gross purchase price was $750,000, consisting of $100,000 in cash and a $650,000 five-year secured promissory note bearing interest of 10% annually. Net income associated with the Titermax activities included in income (loss) from discontinued operations was approximately $119,000, $281,000 and $231,000 for 2000, 1999 and 1998,
respectively. A gain related to the sale of $680,000 was recorded in the second quarter of 2000 and is also classified as discontinued operations.

Vaxcel, Inc.
------------
     On June 2, 1999, CytRx entered into a Stock Acquisition Agreement with A-Z Professional Consultants, Inc. ("A-Z") for the sale of CytRx's equity interest in Vaxcel, Inc.. The sale was consummated on September 9, 1999. Pursuant to the agreement, A-Z purchased 9,625,000 shares of common stock of Vaxcel from CytRx for a cash purchase price of $319,000. Net losses (net of minority interest) associated with Vaxcel included in income (loss) from discontinued operations were approximately $(40,000) and $(4,319,000) for the years ended December 31, 1999 and 1998, respectively.

     Impairment Loss - In its efforts to raise additional capital during 1998 and 1999, Vaxcel solicited bids for the sublicense or purchase of it's acquired developed technology, either together with or separately from it's other technologies. During the fourth quarter of 1998, the results of these efforts indicated to management that the acquired developed technology might be impaired. As a result of this indication, Vaxcel performed an evaluation to determine, in accordance with Statement 121, whether future cash flows (undiscounted and without interest charges) expected to result from the use and eventual disposition of the acquired developed technology would be less than its aggregate carrying amount. As a result of the evaluation, management determined that the estimated future cash flows expected to be generated by the acquired developed technology would be less than its carrying amount, and therefore the asset was impaired as defined by Statement 121. Consequently, the original cost basis of the acquired developed technology was reduced to reflect the fair market value at the date the evaluation was made, resulting in a $3,213,000 impairment loss included in discontinued operations for the year ended December 31, 1998.

Proceutics, Inc.
----------------
     In February 1998, CytRx's wholly-owned subsidiary, Proceutics, Inc., consummated a sale of substantially all of its non-real estate assets to Oread Laboratories, Inc. ("Oread") for approximately $2.1 million. Proceutics retained its real estate assets consisting of a laboratory building that it leased to Oread. The laboratory building was subsequently sold in May 1998 (see
Note 15). Net income associated with Proceutics included in income (loss) from discontinued operations was approximately $1,387,000 for the year ended December 31, 1998. A $782,000 gain related to the sale of non-real estate assets is included in income from discontinued operations for 1998, as well as a $434,000 gain on the sale of Proceutics' real estate assets (see Note 15).

CytRx Animal Health, Inc.
-------------------------
     In April 1998, CytRx's wholly-owned subsidiary, CytRx Animal Health, Inc., consummated the sale of substantially all of its assets related to its cattle marketing operations to VetLife, LLC ("VL LLC") (an unaffiliated company) for a total purchase price of $7,500,000, subject to certain working capital adjustments, plus contingent payments based on certain events and future sales of specified products of VL LLC and its affiliates. Net income associated with CytRx Animal Health included in income (loss) from discontinued operations was approximately $5,645,000 for the year ended December 31, 1998. A gain related to the sale of $6,230,000 is included in income from discontinued operations for 1998.

15.  Sale of Real Estate

     In May 1998, CytRx and Proceutics consummated the sale of the two buildings owned by them at 150 and 154 Technology Parkway, Norcross, Georgia, to Alexandria Real Estate Equities, Inc. ("Alexandria") for $4.5 million. Proceutics' rights and obligations under the lease to Oread (See Note 14) were assigned to Alexandria, and CytRx leased the building at 154 Technology Parkway from Alexandria. The lease term extends 10 years and contains escalating rent payments over the term. CytRx is also responsible for all operating expenses for the property. Proceutics recorded a gain of $434,000 for the sale of its building. A gain of $279,000 on the sale/leaseback of the CytRx building was deferred and is being amortized over the ten-year lease period.

16.  Extraordinary Item

     In October 1997, the Company privately placed with certain investors $2,000,000 of convertible notes (the "Debentures") with an original maturity of October, 2001. In February and March 1998, $500,000 of the Debentures were converted into 204,104 shares of common stock. In February and May 1998, $1,500,000 of the Debentures were redeemed by the Company and total redemption premiums of $150,000 were paid. In addition, $175,000 of previously capitalized debt issue costs were expensed. The redemption premiums and debt issue costs ($325,000 total) are reflected as an extraordinary item in the statement of operations for the year ended December 31, 1998 as loss on early extinguishment of debt. At December 31, 2000 and 1999 there were no remaining outstanding Debentures.

17.  Segment Reporting

     The Company has six reportable segments: Recruiting Services (Spectrum), Product Development (core business of development and commercialization of pharmaceutical-related products), Research Products (TiterMax), Cattle Marketing Operations (CytRx Animal Health), Pharmaceutical Services (Proceutics) and Vaccine Development (Vaxcel). See Notes 1 and 14 for additional information concerning these operations.

     The Company adopted FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998 which changes the way the Company reports information about its operating segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates performance of its operating segments based primarily on profit or loss from operations before income taxes. Summarized financial information concerning the Company's reportable segments is shown in the following table.

                                      Continuing Operations                              Discontinued Operations
                              --------------------------------------------------------------------------------------------------
                                                           Total   |             Cattle     Pharma-                     Total
                              Recruiting    Product     Continuing | Research  Marketing    ceutical     Vaccine     Discontinued
     (in thousands)            Services   Development   Operations | Products  Operations   Services   Development    Operations
     --------------           ----------  ------------  -----------| --------  ----------  ---------   -----------   ------------
2000:                                                              |
-----                                                              |
Sales to external customers      $451       $    -     $    451    |  $170      $    -     $    -       $    -         $  170
Intersegment sales                  -            -            -    |     -           -          -            -              -
Collaborative, grant & other        -        2,706        2,706    |     -           -          -            -              -
 revenue                                                           |
Interest income                     -          170          170    |     -           -          -            -              -
Interest expense                    -            -            -    |     -           -          -            -              -
Depreciation and amortization       -          318          318    |     -           -          -            -              -
Segment profit (loss)             146       (1,293)      (1,147)   |   799           -          -            -            799
Total assets                        -        6,859        6,859    |     -           -          -            -              -
Capital expenditures                -           20           20    |     -           -          -            -              -
                                                                   |
1999:                                                              |
-----                                                              |
Sales to external customers      $323       $    -     $    323    |  $500      $    -     $    -       $    -         $  500
Intersegment sales                  -            -            -    |     -           -          -            -              -
Collaborative, grant & other                                       |
 revenue                            -          606          606    |     -           -          -          134            134
Interest income                     -          463          463    |     -           -          -            7              7
Interest expense                    -            -            -    |     -           -          -            4              4
Depreciation and amortization       -           62           62    |     -           -          -            6              6
Segment profit (loss)              75      (15,345)     (15,270)   |   281           -          -          (40)           241
Total assets                        -        6,128        6,128    |     -           -          -            -              -
Capital expenditures                -        2,515        2,515    |     -           -          -            -              -
                                                                   |
1998:                                                              |
-----                                                              |
Sales to external customers      $351       $    -     $    351    |  $481      $4,383     $  419       $    -         $5,283
Intersegment sales                  -            -            -    |     -           -        131            -            131
Collaborative, grant & other                                       |
 revenue                            -          756          756    |     -           -          -          167            167
Interest income                     -        1,007        1,007    |     -           -         22           13             35
Interest expense                    -           46           46    |     -           -          3            7             10
Depreciation and amortization       -          120          120    |     -           8         78          294            380
Unusual Items:                                                     |
 Gain on sale of business           -            -            -    |     -       6,230        782            -          7,012
 Gain on sale of real estate        -            -            -    |     -           -        434            -            434
 Provision for asset impairment     -            -            -    |     -           -          -        3,213          3,213
 Loss on early debt                                                |
  extinguishment                    -          325          325    |     -           -          -            -              -
Segment profit (loss)             114       (8,176)      (8,062)   |   231       5,645      1,387       (4,319)         2,944
Total assets                        -       15,666       15,666    |     -           -          -          976            976
Capital expenditures                -          112          112    |     -           -         12            4             16

18. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for 2000 and 1999 is as follows (in thousands, except per share data):

                                                                                 Quarter Ended
                                                    ----------------------------------------------------------------------
2000                                                    March 31
--------------------------------------------------   (restated) (1)       June 30        September 30       December 31
                                                    ----------------   -------------   ----------------   ----------------
Net sales                                                    $   100         $    85            $   168            $    98
Gross profit                                                      48              41                 86                  8
Income (loss) from continuing operations                        (940)           (762)              (606)             1,161
Income from discontinued operations                               40             759                  -                  -
Net income (loss)                                               (900)             (3)              (606)             1,161
Basic and diluted income (loss) per common share:
  Continuing operations                                        (0.12)          (0.08)             (0.06)              0.11
  Discontinued operations                                       0.01            0.08                  -                  -
  Net income (loss)                                            (0.11)          (0.00)             (0.06)              0.11

1999
--------------------------------------------------
Net sales                                                         66              99                 75                 83
Gross profit (loss)                                               (3)             61                 24                  1
Income (loss) from continuing operations                      (3,268)         (2,586)            (5,138)            (4,278)
Income (loss) from discontinued operations                        (8)            (79)               252                 76
Net loss                                                      (3,276)         (2,665)            (4,886)            (4,202)
Basic and diluted income (loss) per common share
  Continuing operations                                        (0.43)          (0.34)             (0.67)             (0.55)
  Discontinued operations                                          -           (0.01)              0.03               0.01
  Net loss                                                     (0.43)          (0.35)             (0.64)             (0.54)

(1) First quarter has been restated to reflect the sale of Titermax as discontinued operations.

19. Subsequent Event

    Effective January 1, 2001, the Company executed an agreement with Cappello Capital Corp. ("Cappello") for general corporate finance advisory services. In connection with this agreement, the Company issued to Cappello warrants to purchase up to 1.4 million shares of its common stock with an exercise price of $1.00 per share. During the first quarter of 2001, the Company will recognize a non-cash charge of approximately $445,000 associated with the issuance of these warrants.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
CytRx Corporation

  We have audited the accompanying consolidated balance sheets of CytRx Corporation as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CytRx Corporation at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                              /s/ ERNST & YOUNG LLP


Atlanta, Georgia
March 8, 2001

                               CYTRX CORPORATION

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998





                                                                       Additions
                                                              ----------------------------
                                              Balance at        Charged to      Charged to                      Balance at
                                               Beginning         Costs and         Other                           End
Description                                    of Period         Expenses        Accounts      Deductions       of Period
-----------                                -----------------  ---------------  -------------  -------------  ----------------
Reserve Deducted in the Balance Sheet
from the Asset to Which it Applies:

  Allowance for Bad Debts
   Year ended December 31, 2000              $        --        $   11,900          $  --          $  --       $    11,900
   Year ended December 31, 1999                       --                --             --             --                --
   Year ended December 31, 1998                   22,187                --             --         22,187                --

  Allowance for Deferred Tax Assets
   Year ended December 31, 2000              $26,364,000        $  818,000          $  --          $  --       $27,182,000
   Year ended December 31, 1999               20,769,000         5,595,000             --             --        26,364,000
   Year ended December 31, 1998               17,684,000         3,085,000             --             --        20,769,000